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Subject to Completion, Dated March 7, 2000

The information contained herein is subject to completion or amendment. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS SUPPLEMENT (To Prospectus Dated July 13, 1999)	Filed pursuant to Rule 424(b)(5) Registration No. 333-80769

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PROTECTIVE LIFE CORPORATION
$25,000,000
 % Senior Notes due 2010

$25,000,000

     % Senior Notes due 2015

$50,000,000

     % Senior Notes due 2030

    The Senior Notes due 2010, which we refer to as the "10-Year Notes", bear interest at the rate of    % per year. Interest on the 10-Year Notes is payable semi-annually on January 1 and July 1 of each year, beginning on July 1, 2000. The 10-Year Notes will mature on July 1, 2010. We can redeem the 10-Year Notes on or after April 1, 2003. We will also redeem the 10-Year Notes, subject to certain conditions, at the option of the representative of any deceased note holder. The 10-Year Notes will be available for purchase in denominations of $1,000.

    The Senior Notes due 2015, which we refer to as the "15-Year Notes", bear interest at the rate of    % per year. Interest on the 15-Year Notes is payable semi-annually on February 1 and August 1 of each year, beginning on August 1, 2000. The 15-Year Notes will mature on August 1, 2015. We can redeem the 15-Year Notes on or after April 1, 2003. We will also redeem the 15-Year Notes, subject to certain conditions, at the option of the representative of any deceased note holder. The 15-Year Notes will be available for purchase in denominations of $1,000.

    The Senior Notes due 2030, which we refer to as the "30-Year Notes", bear interest at the rate of    % per year. Interest on the 30-Year Notes is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2000. The 30-Year Notes will mature on October 1, 2030. We can redeem the 30-Year Notes on or after April 1, 2005. We will also redeem the 30-Year Notes, subject to certain conditions, at the option of the representative of any deceased note holder. The 30-Year Notes will be available for purchase in denominations of $1,000.

    The 10-Year Notes, the 15-Year Notes and the "30-Year Notes", which we refer to as the "Senior Notes", are unsecured and will rank equally with all of our other unsecured senior indebtedness.

    Investing in these securities involves risks. Consider carefully the risk factors beginning on page S-4 of this prospectus supplement.

    Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

    Edward D. Jones & Co., L.P. has agreed to purchase the 10-Year Notes at    % of their principal amount, the 15-Year Notes at    % of their principal amount and the 30-Year Notes at    % of their principal amount ($      aggregate proceeds to Protective, before deducting our expenses which we estimate to be $      ), subject to the terms of our purchase agreement. Edward D. Jones & Co., L.P. plans to initially offer the Senior Notes at 100% of their principal amount. If all the Senior Notes are not sold at the initial offering price, it may change the offering price. See "Underwriting" beginning on page S-18.

    We expect that the Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company ("DTC"), on or about            , 2000.

EDWARD D. JONES & CO., L.P.

The date of the Prospectus Supplement is            , 2000.

TABLE OF CONTENTS
Prospectus Supplement

Forward-Looking Statements	S-2
Summary of the Offer	S-3
Risk Factors	S-4
The Company	S-8
Recent Developments	S-8
Use of Proceeds	S-8
Capitalization	S-9
Selected Consolidated Financial Data	S-10
Consolidated Earnings Ratios	S-11
Description of the Senior Notes	S-12
Ratings	S-18
Underwriting	S-18
Legal Opinions	S-19
Experts	S-19
Prospectus
Where You Can Find More Information	3
Incorporation of Information We File With the SEC	3
Forward-Looking Statements	4
Risk Factors	4
Protective Life Corporation	8
The PLC Capital Trusts	8
Use of Proceeds	9
Consolidated Earnings Ratios	9
Description of Debt Securities of Protective	10
Description of Capital Stock of Protective	19
Description of Preferred Stock of Protective	20
Description of Common Stock of Protective	20
Description of Preferred Securities of the PLC Capital Trusts	27
Description of the Preferred Securities Guarantees	28
Effect of Obligations Under the Subordinated Debt Securities and the Preferred Securities Guarantees	31
Description of Stock Purchase Contracts and Stock Purchase Units	32
Plan of Distribution	33
Legal Matters	34
Experts	34

    You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. No one has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriter is not, making an offer to sell the Senior Notes in any jurisdiction where the offer to sell the Senior Notes is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of those documents only. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus supplement and the accompanying prospectus, "Protective", "the Company", "we" and "our" refer to Protective Life Corporation.

FORWARD-LOOKING STATEMENTS

    This prospectus supplement, the accompanying prospectus and the information incorporated in such documents by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that reflect Protective's current view with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Risk Factors" beginning on page S-4 as well as those noted in the documents incorporated by reference which could cause actual results to differ materially from historical results or those anticipated. Forward-looking statements can be identified by use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipated," "plan," and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Protective undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes to projections over time.

SUMMARY OF THE OFFER

    The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus.

THE COMPANY

    Protective is a holding company, whose subsidiaries provide financial services through the production, distribution and administration of insurance and investment products. As of December 31, 1999, Protective had annual revenues of approximately $1.5 billion and assets of approximately $13 billion. Our principal executive offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223, and its telephone number is (205) 879-9230.

THE NOTES OFFERING

Senior Notes Offered	Protective is offering $100,000,000 aggregate principal amount of Senior Notes. The 10-Year Notes will be limited in aggregate principal amount to $25,000,000 and will bear interest at a rate of % per year. Interest on the 10-Year Notes will be payable semi-annually in arrears on January 1 and July 1 of each year, beginning on July 1, 2000. The 15-Year Notes will be limited in aggregate principal amount to $25,000,000 and will bear interest at a rate of % per year. Interest on the 15-Year Notes will be payable semi-annually in arrears on February 1 and August 1 of each year beginning on August 1 , 2000. The 30-Year Notes will be limited in aggregate principal amount to $50,000,000 and will bear interest at a rate of % per year. Interest on the 30-Year Notes will be payable semi-annually in arrears on April 1 and October 1 of each year beginning on October 1 , 2000. Protective may decide to increase the aggregate principal amount of Senior Notes offered hereby, but not in excess of $125,000,000 in total.
Date of Maturity	The 10-Year Notes will mature on July 1, 2010. The 15-Year Notes will mature on August 1 , 2015. The 30-Year Notes will mature on October 1 , 2030.
Record Date	Protective will make payments on the 10-Year Notes to the holder of record on the 15th calendar day of the month prior to each January 1 and July 1. Payments will be made on the 15-Year Notes to the holder of record on the 15th calendar day of the month prior to each February 1 and August 1. Protective will make payments on the 30-Year Notes to the holder of record on the 15th calendar day of the month prior to each April 1 and October 1.
Protective's Optional Redemption	Protective will have the option to redeem the 10-Year Notes and the 15-Year Notes in whole or in part, from time to time on or after April 1, 2003 and the 30-Year Notes, in whole or in part, from time to time on or after April 1, 2005. If Protective redeems the Senior Notes, it will pay 100% of the principal amount plus the accrued interest through the redemption date.
Redemption Option of a Deceased Noteholder's Representative	Protective will also redeem the Senior Notes at the option of the representative of any deceased owner. Protective will pay 100% of the principal amount, plus accrued interest, subject to the following condition: the maximum principal amount Protective will redeem is $25,000 per deceased owner and 2% of the aggregate principal amount of the Senior Notes per year in the aggregate for all deceased owners during the initial period from the date of the original issuance of the Senior Notes until (but not including) April 1, 2001 and during each twelve-month period thereafter.
Ratings	Protective anticipates that the Senior Notes will be rated by Standard & Poor's Ratings Group, Moody's Investors Services, Inc., A.M. Best Company and Duff & Phelps Rating Co.
Use of Proceeds	Protective estimates that the net proceeds of the offering will be approximately. Protective intends to use these proceeds from the offering of the Senior Notes to repay bank indebtedness. If Protective decides to increase the amount of Senior Notes offered hereby, as described above, proceeds in excess of such indebtedness would be used for general corporate purposes.

RISK FACTORS

    Investing in securities offered by this prospectus involves certain risks. Any of the following risks could materially adversely affect our business operating results and financial condition and could result in a loss of your investment.

We operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position.

    Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry and Protective encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than Protective, as well as competition from other providers of financial services.

    The life and health insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Also, some mutual insurance companies are converting to stock ownership which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine as a result of recent federal legislation, provided certain requirements are satisfied.

    Protective's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong financial strength ratings from rating agencies. However, irrational competition from other insurers could adversely affect Protective's competitive position.

A ratings downgrade could adversely affect our ability to compete.

    Ratings are an important factor in Protective's competitive position. Rating organizations periodically review the financial performance and condition of insurers, including Protective's insurance subsidiaries. A downgrade in the ratings of Protective's life insurance subsidiaries could adversely affect its ability to sell its products, retain existing business, and its ability to compete for attractive acquisition opportunities.

    Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. For the past several years, rating downgrades in the industry have exceeded upgrades.

Our policy claims fluctuate from year to year.

    Protective's results may fluctuate from year to year due to fluctuations in policy claims received by Protective.

We could be forced to sell illiquid investments at a loss to cover policyholder withdrawals.

    Many of the products offered by Protective's insurance subsidiaries allow policyholders and contractholders to withdraw their funds under defined circumstances. Protective's insurance subsidiaries manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While Protective's insurance subsidiaries own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. Unanticipated withdrawal or surrender activity could, under some circumstances, compel Protective's insurance subsidiaries to dispose of illiquid assets on unfavorable terms, which could have an adverse effect on Protective.

Interest-rate fluctuations could negatively affect our spread income.

    Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies. Both rising and declining interest rates can negatively affect Protective's spread income. While Protective develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

    Lower interest rates may result in lower sales of certain of Protective's insurance and investment products. In addition, certain of Protective's insurance and investment products guarantee a minimum credited interest rates.

Our insurance subsidiaries are highly regulated.

    Protective's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. Protective cannot predict what regulatory initiatives may be enacted which could adversely affect Protective.

    The Company's insurance subsidiaries act as fiduciaries and are subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employment Retirement Income Security Act, or ERISA. Severe penalties are imposed on insurers that breach their fiduciary duties to the plans under ERISA.

    Certain policies, contracts, and annuities offered by the Company's insurance subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

We cannot predict the effect of recent insurance regulatory changes.

    The National Association of Insurance Commissioners, or the NAIC, has adopted the Codification of Statutory Accounting Principles, which we refer to as the "Codification". The Codification changes current statutory accounting rules in several areas. The Company has not estimated the potential effect the Codification may have on the statutory capital of the Company's insurance subsidiaries. The Codification will become effective January 1, 2001.

    The NAIC has adopted a model regulation, commonly referred to as "Triple X" (i.e., Roman numeral XXX), for universal life and level premium term and term-like insurance products. Over half of the states have already adopted Triple X effective January 1, 2000, or have indicated they plan to adopt Triple X in 2000. Triple X potentially increases the amount of regulatory capital employed in the sale of these products. Insurers may react to Triple X by changing product features and/or premium rates, or by maintaining the status quo. Therefore, the regulatory and competitive environments are unclear. The Company has assessed the probable impact of Triple X on its products and has introduced new products in response to Triple X. The Company cannot predict what effect Triple X may have on its life insurance sales, or how its response to Triple X will affect its competitive position.

Possible tax law changes could adversely affect us.

    The President's fiscal year 2001 budget contains proposals that, if enacted, could adversely affect the life insurance industry. The proposals represent $12.9 billion in new taxes on the life insurance industry. Most of the proposals were proposed and defeated in the 2000 budget. One proposal would tax the balances accumulated in a tax memorandum account designated as Policyholders' Surplus. The Company's accumulation in this account at December 31, 1999, was approximately $70.5 million. A second proposal would require insurers to capitalize higher percentages of acquisition expenses for tax purposes, resulting in the earlier payment of tax. A third proposal would reduce the attractiveness of corporate-owned life insurance products. The Company has not estimated the potential effect these proposals may have on the Company.

A tax law change could adversely affect our ability to compete with non-insurance products.

    Under the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of Protective's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including Protective's subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending on grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. In addition, life insurance products are often used to fund estate tax obligations. If the estate tax were eliminated, the demand for certain life insurance products could be adversely affected. Protective cannot predict what tax initiatives may be enacted which could adversely affect Protective.

Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.

    A number of civil jury verdicts have been returned against insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, including Alabama, where Protective maintains its headquarters, juries have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. Protective and its subsidiaries, like other financial services companies, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. The outcome of any such litigation or arbitration cannot be predicted.

Our investments are subject to risks.

    Protective's invested assets (including derivative financial instruments) are subject to customary risks of credit defaults and changes in market values. The value of Protective's commercial mortgage portfolio depends in part on the financial condition of the tenants occupying the properties which Protective has financed. Factors that may affect the overall default rate on, and market value of, Protective's invested assets include interest rate levels, financial market performance, and general economic conditions, as well as particular circumstances affecting the businesses of individual borrowers and tenants.

Our growth from acquisitions involves risks.

    Protective's acquisitions have increased Protective's earnings in part by allowing Protective to enter new markets and to position itself to realize certain operating efficiencies associated with economies of scale. There can be no assurance, however, Protective will realize the anticipated financial results from its acquisitions or that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to Protective.

We are dependent on the performance of others.

    Protective's results may be affected by the performance of others because Protective has entered into various ventures involving other parties. Examples include, but are not limited to the following: many of Protective's products are sold through independent distribution channels; the Investment Products Division's variable annuity deposits are invested in funds managed by third parties; dental services are performed by a contracted panel of independent dentists; and a portion of the sales in the Individual Life, West Coast, and Financial Institutions Divisions comes from arrangements with unrelated marketing organizations. As with all financial services companies, our ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors, and financial difficulties of other companies in the industry, could undermine consumer confidence and adversely affect the Company.

    During 1999, an unrelated insurer was placed under insurance department supervision due to its inability to redeem approximately $6.8 billion of contracts under which contractholders could terminate the contracts upon seven or thirty days notice. The Company cannot predict what effect this unrelated insurer's difficulties will have on certain stable value product markets in which the Company participates.

A decline in our stock price may limit our ability to raise capital.

    During 1999, most financial services companies, including the Company, experienced a decrease in the market price of their common stock. Although the Company believes it has sufficient, internally generated capital to fund its immediate growth and capital needs, a lower stock price may limit the Company's ability to raise capital to fund other growth opportunities and acquisitions.

Year 2000 computer issues may adversely affect us.

    As of February 29, 2000, the Company has had no Year 2000 issues which have impaired its operations. Although the Company believes it has made all of the modifications necessary for its systems to process transactions dated beyond 1999, it is possible that Year 2000 issues involving the Company or its service providers may emerge during 2000. Therefore, there can be no assurances that the Year 2000 issue will not otherwise adversely affect Protective.

    Should some of Protective's systems become unavailable due to Year 2000 problems, in a reasonably likely worst case scenario, Protective could experience delays in its ability to perform certain functions, but does not expect an inability to perform critical functions or to otherwise conduct business. However, other worst case scenarios, depending upon their duration, could have an adverse effect on Protective and its operations.

Our reinsurance program involves risks.

    Protective's insurance subsidiaries cede insurance to other insurance companies through reinsurance. However, Protective remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations ceded it. The cost of reinsurance is, in some cases, reflected in the premium rates charged by Protective. Under certain reinsurance agreements, the reinsurer may increase the rate it charges Protective for the reinsurance, though Protective does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, Protective could be adversely affected.

    Additionally, Protective assumes policies of other insurers. Any regulatory or other adverse development affecting the ceding insurer could also have an adverse effect on Protective.

Our ability to pay principal or interest on the Senior Notes is limited.

    Protective's ability to pay principal and interest on any the Senior Notes is affected by the ability of its insurance company subsidiaries, Protective's principal sources of cash flow, to declare and distribute dividends and to make payments on surplus notes. Surplus notes are deeply subordinated intercompany notes owed by insurance company subsidiaries to Protective that are treated as equity capital of such insurance company subsidiaries for statutory accounting purposes. These payments may be limited by regulatory restrictions and, in the case of payments on surplus notes, by certain financial covenants. Protective's cash flow is also dependent on revenues from investment, data processing, legal and management services rendered to its subsidiaries. Insurance company subsidiaries of Protective are subject to various state statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to Protective. Under Tennessee insurance laws, Protective's principal operating subsidiary, Protective Life Insurance Company generally may pay dividends to Protective only out of its unassigned surplus as reflected in its statutory financial statements filed in that State. In addition, the Tennessee Commissioner of Insurance must approve, or not disapprove within 30 days of notice, payment of an "extraordinary" dividend from Protective Life. Under Tennessee insurance laws, that term generally refers to a dividend that exceeds, together with all dividends paid by Protective Life within the previous 12 months, the greater of:

  •
  10% of Protective Life's surplus as regards policyholders at the preceding December 31; or

  •
  the net gain from operations of Protective Life for the 12 months ended on such December 31.

    No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which Protective's insurance subsidiaries are domiciled, which could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to Protective by such subsidiaries without affirmative prior approval by state insurance regulatory authorities.

    In the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of an insurance subsidiary of Protective, all creditors of such subsidiary, including holders of life and health insurance policies, would be entitled to payment in full out of the assets of such subsidiary before Protective, as shareholder or holder of surplus notes, would be entitled to any payment. Creditors would have to be paid in full before the creditors of Protective, including holders of debt securities, would be entitled to receive any payment from the assets of such subsidiary.

THE COMPANY

    Protective is a holding company, whose subsidiaries provide financial services through the production, distribution and administration of insurance and investment products. As of December 31, 1999, Protective had annual revenues of approximately $1.5 billion and assets of $13 billion. Unless the context otherwise requires, "Protective" refers to the consolidated group of Protective Life Corporation and its subsidiaries.

RECENT DEVELOPMENTS

1999 Financial Results

    Protective 1999 diluted operating income was $2.34 per share, a 16% increase over the $2.02 per share last year. The Company's diluted operating income in the fourth quarter 1999 was $.60 per share, a 13% increase over the $.53 per share reported in the fourth quarter of 1998.

    Diluted net income was $.62 per share in the 1999 fourth quarter compared to $.53 per share in 1998, and $2.29 per share for all of 1999 compared to $2.04 per share in 1998. Consolidated net income was $40.9 million in the 1999 fourth quarter compared to $34.7 million in 1998, and $151.3 million for all of 1999 compared to $130.8 million in 1998.

    At December 31, 1999, the Company's assets were approximately $13.0 billion. Shareowners' equity per share was $15.68 excluding $2.27 per share of unrealized investment losses resulting from marking the Company's securities to market value.

    Operating return on average equity for the year ending December 31, 1999, was 16.3%

Lyndon Acquisition

    We completed the acquisition of Lyndon Insurance Group on January 20, 2000 for approximately $163.5 million in cash. Lyndon manufactures and markets a variety of speciality insurance products, including credit life insurance, credit disability insurance and vehicle and marine service agreements. Lyndon distributes products on a national basis through financial institutions and automobile dealers. Lyndon had new premium sales of approximately $165 million in its continuing product lines in 1998 and Protective estimates that Lyndon had total assets of approximately $500 million as of the closing.

Sale of Interest in Hong Kong Joint Venture

    We have entered into an agreement to sell our 50% interest in CRC Protective Life Insurance Company Limited of Hong Kong. The transaction is subject to regulatory approval and certain customary closing conditions.

USE OF PROCEEDS

    Protective will use the net proceeds from the sale of the Senior Notes, estimated to equal approximately $97,000,000 (assuming expenses of approximately $3,000,000, including the assumed Underwriter's discount) to repay outstanding indebtedness of the Company under a credit agreement with certain commercial lending institutions, which we refer to as the "revolver," and an additional bank loan of $55 million. Protective can borrow up to $70 million on an unsecured basis under the revolver, which is scheduled to terminate on July 31, 2002, unless terminated earlier in accordance with its terms. As of March 1, 2000, a total of $59,000,000 was outstanding under the revolver. Each loan under the revolver has a variable interest rate tied to the London Interbank Offering Rate plus a specified factor. The proceeds of the $55 million bank loan, which is scheduled to mature on June 30, 2000, were used to redeem Protective's Monthly Income Preferred Securities in June of 1999. The $9 million increase in borrowing under the revolver since March 1 of 1999, was used for general corporate purposes. As of December 31, 1999, the weighted average interest rate on outstanding loans was 6.7%. While the net proceeds from the sale of the Senior Notes initially will be used to repay outstanding indebtedness under the revolver and the additional bank loan, amounts may be reborrowed under the revolver thereafter and used for general corporate purposes, including Protective's working capital needs, possible acquisitions or otherwise to support the continued growth of the Company's business.

    Protective may decide to increase the aggregate principal amount of Senior Notes offered hereby but not in excess of $125,000,000 in total. If Protective so decides, proceeds in excess of such indebtedness would be used for general corporate purposes.

CAPITALIZATION

    The following table sets forth the unaudited summary capitalization of Protective and its consolidated subsidiaries at September 30, 1999 and as adjusted to give effect to the sale of the Senior Notes and the planned use of proceeds. See "Use of Proceeds." The table below should be read together with Protective's the detailed information and financial statements appearing in the documents incorporated in this prospectus supplement and the accompanying prospectus.

	As of September 30, 1999
	Actual	As Adjusted
	(In Thousands)
Long-term debt
Notes payable to banks	$114,203	$17,203
7.95% Senior Notes due July 1, 2004	75,000	75,000
Medium-Term Notes	44,799	44,799
Mortgage note on investment real estate	2,347	2,347
% Senior Note due July 1, 2010	—	25,000
% Senior Notes due August 1, 2015	—	25,000
% Senior Notes due October 1, 2030	—	50,000

Total long-term debt	236,349	239,349
Guaranteed Preferred Beneficial Interests in Protective's Subordinated Debt Securities
8.25% Trust Originated Preferred Securities	75,000	75,000
6.5% FELINE PRIDES	115,000	115,000
Total Preferred Beneficial Interests	190,000	190,000
Stockholders' equity
Preferred Stock ($1 par value shares authorized: 3,600,000; issued: none)	—	—
Junior Participating Cumulative Preferred Stock ($1 par value shares authorized: 400,000; issued: none)	—	—
Common equity ($.50 par value shares authorized: 160,000,000; issued and outstanding: 64,502,092)	894,034	894,034

Total stockholders' equity	894,034	894,034

Total capitalization	$1,320,383	$1,323,383

SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected financial information for the years ended as of December 31, 1998, 1997, 1996, 1995 and 1994 has been derived from previously published audited consolidated financial statements of Protective, prepared in accordance with generally accepted accounting principles, which have been examined and reported upon by Price WaterhouseCoopers LLP, independent auditors. The selected financial information for the nine months ended September 30, 1998 and 1999 is unaudited but, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements from which it has been derived and the accompanying notes thereto incorporated by reference herein and the related Management's Discussion and Analysis and Results of Operations associated therewith and incorporated by reference herein.

	Nine Months Ended September 30,		Year Ended December 31,
	1999	1998	1998		1997	1996	1995	1994
	(In Thousands Except Ratios and Per Share Amounts)
Income Statement Data
Premium and policy fees	$967,828	$776,767	$	,122,010	$856,549	$802,327	$765,749	$575,347
Reinsurance ended	382,870	305,015		(459,215)	(334,214)	(308,174)	(333,173)	(172,575)

Net of reinsurance ended	584,958	471,752		662,795	522,335	494,153	432,376	402,772
Net investment income	503,570	475,192		636,396	591,376	517,483	475,924	417,825
Realized investment gains (losses)	(3,340)	2,445		3,121	830	5,510	1,612	6,298
Other income	67,056	48,577		64,103	32,784	20,857	11,768	21,553

Total revenues	1,152,244	997,966		1,366,415	1,147,325	1,038,003	921,880	848,448
Benefits and expenses	964,067	836,249		1,145,691	967,952	898,262	800,846	742,275
Income tax expense	67,744	56,601		77,845	60,987	47,512	41,152	31,976
Minority interest	8,269	9,073		12,098	6,393	3,217	3,217	1,796
Extraordinary loss (1)	(1,763)

Net income	$110,401	$96,043		$130,781	$111,993	$89,012	$76,665	$70,401

Per Share Data(2)
Operating income per share-basic	$1.75	$1.51		$2.04	$1.79	$1.45	$1.34	$1.19
Net Income per share-basic	$1.68	$1.53		$2.06	$1.79	$1.47	$1.34	$1.28
Average shares outstanding-basic	65,578,965	62,863,523		63,521,587	62,429,250	60,570,782	57,320,224	54,952,772
Operating income per share-diluted	$1.74	$1.49		$2.02	$1.78	$1.44	$1.33	$1.18
Net income per share-diluted	$1.67	$1.51		$2.04	$1.78	$1.46	$1.33	$1.27
Average shares outstanding-diluted	66,148,748	63,439,194		64,087,744	62,849,618	60,969,664	$57,705,698	$55,459,224
Cash dividends	$.35	$.32		$.43	$.39	$.35	$.31	$.275
Share-owners' equity	$13.86	$15.01		$14.65	$12.30	$9.99	$9.15	$4.93
Share-owners' equity excluding net unrealized gains and losses on investments	$15.17	$13.37		$13.80	$11.30	$9.88	$8.14	$6.89
	September		December 31
	1999	1998	1998	1997	1996	1995	1994
	(dollars in thousands)

Balance Sheet Data
Total assets	$12,507,123	$11,602,000	$11,989,495	$10,511,635	$8,263,205	$7,231,257	$6,130,284
Long-term debt	$181,146	$152,286	$152,286	$120,000	$168,200	$115,500	$98,000
Total debt	$236,349	$533,947	$172,035	$120,000	$181,000	$115,500	$98,000
9% Cumulative Monthly Income Preferred Securities, Series A		$55,000	$55,000	$55,000	$55,000	$55,000	$55,000
8.25% Trust Originated Preferred Securities	$75,000	$75,000	$75,000	$75,000
6.5% FELINE PRIDES	$115,000	$115,000	$115,000	$115,000
Share-owners' equity	$894,034	$967,174	$944,194	$758,197	$615,316	$526,557	$270,373
Share-owners' equity concluding unrealized gains and losses on investments	$978,373	$861,487	$889,137	$696,470	$608,628	$468,694	$377,905

(1)
Due to early extinguishment of debt.

(2)
Prior periods have been restated to reflect a two-for-one stock split on June 1, 1995 and April 1, 1998.

CONSOLIDATED EARNINGS RATIOS

    The following table sets forth, for the years and periods indicated, Protective's ratios of:

  •
  consolidated earnings to fixed charges;

  •
  consolidated earnings to combined fixed charges and distributions on the guaranteed preferred beneficial interests; and

  •
  consolidated earnings to the combined fixed charges, distributions on the guaranteed preferred beneficial interests and interest credited on investment products.

    The guaranteed preferred beneficial interests discussed in this prospectus supplement comprise three types of securities:

  •
  Series A Preferred Securities;
  •
  Trust I Preferred Securities; and
  •
  Trust II Preferred Securities.

    We calculate the ratio of "Consolidated Earnings to Fixed Charges" by dividing the sum of income before income tax (BT) and interest expense on debt (I) by interest expense on debt. The formula for this calculation, therefore, would be: (BT+I)/I.

    We calculate the ratio of "Consolidated Earnings to Combined Fixed Charges and Distributions on the Guaranteed Preferred Beneficial Interests" by dividing the sum of income before income tax (BT) and interest expense on debt (I) by the sum of the interest expense on debt (I), and distributions on the guaranteed preferred beneficial interests (G). The resulting formula is: (BT+I)/(I+G). The distributions on the guaranteed preferred beneficial interests (after-tax) is reported in our financial statements as "minority interests in income of consolidated subsidiaries."

    We calculate the ratio of "Earnings to Combined Fixed Charges, Distributions on the Guaranteed Preferred Beneficial Interests and Interest Credited on Investment Products" by dividing the sum of income before income tax (BT), interest expense on debt (I) and interest credited on investment products (IP) by the sum of interest expense on debt (I), distributions on the guaranteed preferred beneficial interests (G) and interest credited on investment products (IP). The formula of this ratio is: (BT+I+IP)/ (I+G+IP). Investment products include products such as guaranteed investment contracts and annuities.

	Year Ended December 31,					Nine Months Ended September 30,
	1994	1995	1996	1997	1998	1998	1999
Ratio of Consolidated Earnings to Fixed Charges	14.7	13.6	14.9	17.7	17.3	17.6	16.2
Ratio of Consolidated Earnings to Combined Fixed Charges and Distributions on the Guaranteed Preferred Beneficial Interests	10.8	9.0	10.0	9.2	7.3	7.2	8.0
Ratio of Consolidated Earnings to Combined Fixed Charges, Distributions on the Guaranteed Preferred Beneficial Interests and Interest Credited on Investment Products	1.4	1.4	1.5	1.5	1.5	1.5	1.7

DESCRIPTION OF THE SENIOR NOTES

    Set forth below is a description of the specific terms of the Senior Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Securities set forth in the accompanying prospectus under the caption "Description of Debt Securities of Protective." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the indenture dated as of June 1, 1994 as supplemented in respect of the Senior Notes, which we refer to as the "Senior Indenture", between Protective and The Bank of New York, as trustee, which we refer to as the "Senior Trustee", pursuant to which the Senior Notes will be issued.

General

    The Senior Notes will be issued as a series of senior debt securities under the Senior Indenture and will be limited in aggregate principal amount to $100,000,000. The Senior Notes are available for purchase in denominations of $1,000 and integral multiples of $1,000 in United States dollars. Payments of principal of, and premium if any, and interest on, the Senior Notes will be made in United States Dollars. The provisions of Article 4 of the indenture relating to defeasance, which are described in the accompanying prospectus, will apply to the Senior Notes.

    The Senior Trustee is the paying agent at its offices in New York, New York. Protective may at any time designate additional paying agents or rescind the designations or approve a change in the offices where they act.

10-Year Notes

    The 10-Year Notes will be limited in aggregate principal amount to $25,000.00. The entire principal amount of the 10-Year Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on July 1, 2010. The 10-Year Notes are not subject to any sinking fund provision.

  Interest

    Each 10-Year Note will bear interest at    % per year from the date of original issuance, payable semi-annually in arrears on January 1 and July 1 of each year, each of which we refer to as an "Interest Payment Date", to the person in whose name such 10-Year Note is registered at the close of business on the fifteenth calendar day of the month preceding the respective Interest Payment Date. The initial Interest Payment Date on the 10-Year Notes is July 1, 2000. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a business day, then payment of the interest will be made on the next business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the original date.

  Optional Redemption

    Protective shall have the right to redeem the 10-Year Notes, in whole or in part, without premium, from time to time, on or after April 1, 2003, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date.

    If a redemption notice is given as described above, then the 10-Year Notes to be redeemed will become due and payable on the redemption date. Protective will pay the redemption price plus any accrued interest. From the redemption date, the redeemed 10-Year Notes will cease to bear interest, unless Protective defaults in the payment of the redemption price and accrued interest. In the event of such default, the principal amount on the 10-Year Note called for redemption will, until paid, continue to bear interest at the rate indicated on the cover.

    Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), Protective or its affiliates may, at any time and from time to time, purchase outstanding 10-Year Notes by tender, in the open market or by private agreement.

15-Year Notes

    The 15-Year Notes will be limited in aggregate principal amount to $25,000,000. The entire principal amount of the 15-Year Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 1, 2015. The 15-Year Notes are not subject to any sinking fund provision.

  Interest

    Each 15-Year Note will bear interest at    % per year from the date of original issuance, payable semi-annually in arrears on February 1 and August 1 of each year, each of which we refer to as an "Interest Payment Date", to the person in whose name such 15-Year Note is registered at the close of business on the fifteenth calendar day of the month preceding the respective Interest Payment Date. The initial Interest Payment Date on the 15-Year Notes is August 1, 2000. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a business day, then payment of the interest will be made on the next business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the original date.

  Optional Redemption

    Protective shall have the right to redeem the 15-Year Notes, in whole or in part, without premium, from time to time, on or after April 1, 2003, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date.

    If a redemption notice is given as described above, then the 15-Year Notes to be redeemed will become due and payable on the redemption date. Protective will pay the redemption price plus any accrued interest. From the redemption date, the redeemed 15-Year Notes will cease to bear interest, unless Protective defaults in the payment of the redemption price and accrued interest. In the event of such default, the principal amount on the 15-Year Note called for redemption will, until paid, continue to bear interest at the rate indicated on the cover.

    Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), Protective or its affiliates may, at any time and from time to time, purchase outstanding 15-Year Notes by tender, in the open market or by private agreement.

30-Year Notes

    The 30-Year Notes will be limited in aggregate principal amount to $50,000.00. The entire principal amount of the 30-Year Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on October 1, 2030. The 30-Year Notes are not subject to any sinking fund provision.

  Interest

    Each 30-Year Note will bear interest at    % per year from the date of original issuance, payable semi-annually in arrears on April 1 and October 1 of each year, each of which we refer to as an "Interest Payment Date", to the person in whose name such 30-Year Note is registered at the close of business on the fifteenth calendar day of the month preceding the respective Interest Payment Date. The initial Interest Payment Date on the 30-Year Notes is October 1, 2000. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a business day, then payment of the interest will be made on the next business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the original date.

  Optional Redemption

    Protective shall have the right to redeem the 30-Year Notes, in whole or in part, without premium, from time to time, on or after April 1, 2005, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date.

    If a redemption notice is given as described above, then the 30-Year Notes to be redeemed will become due and payable on the redemption date. Protective will pay the redemption price plus any accrued interest. From the redemption date, the redeemed 30-Year Notes will cease to bear interest, unless Protective defaults in the payment of the redemption price and accrued interest. In the event of such default, the principal amount on the 30-Year Note called for redemption will, until paid, continue to bear interest at the rate indicated on the cover.

    Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), Protective or its affiliates may, at any time and from time to time, purchase outstanding 30-Year Notes by tender, in the open market or by private agreement.

Limited Right of Redemption upon Death of Beneficial Owner

    Unless the Senior Notes have been declared due and payable prior to their maturity by reason of an event of default (as defined in the accompanying prospectus), the Representative (as defined below) of a deceased Beneficial Owner (as defined under the caption of "Book-Entry Only Issuance—The Depository Trust Company") has the right to request redemption at par of all or part of its interest, expressed in integral multiples of $1,000 principal amount, in the Senior Notes for payment prior to maturity, and Protective will redeem the same subject to the limitations that Protective will not be obligated to redeem during the period from the date of the original issuance of the Senior Notes until (but not including) April 1, 2001 (the "Initial Period"), and during each twelve-month period thereafter up to (but not including) each April 1 thereafter (each such twelve-month period being hereinafter referred to as a "Subsequent Period")

    (i) on behalf of a deceased Beneficial Owner any interest in the Senior Notes which exceeds an aggregate principal amount of $25,000; or

    (ii) interests in the Senior Notes in an aggregate principal amount exceeding 2% of the aggregate principal amount of the Senior Notes.

    A request for redemption may be initiated by the Representative of a deceased Beneficial Owner at any time and in any principal amount in integral multiples of $1,000. Representatives of deceased Beneficial Owners must make arrangements with the Participant (as defined under the caption "Book-Entry Only Issuance—The Depository Trust Company") through whom the deceased Beneficial Owner's interest is owned so that the Participant, and, in turn, DTC can make redemption requests to the Trustee. If Protective, although not obligated to do so, chooses to redeem interests of a deceased Beneficial Owner in the Senior Notes in the Initial Period or in any Subsequent Period in excess of the $25,000 limitation, such redemption, to the extent that it exceeds the $25,000 limitation for any deceased Beneficial Owner, shall not be included in the computation of the 2% of the aggregate principal amount of the Senior Notes limitation for such Initial Period or such Subsequent Period, as the case may be, or for any succeeding Subsequent Period.

    Subject to the $25,000 and the 2% of the aggregate principal amount of the Senior Notes limitations, Protective will, after the death of any Beneficial Owner, redeem the interest of the Beneficial Owner in the Senior Notes within 60 days following receipt by the Senior Trustee of a Redemption Request (as defined below). If, during the Initial Period or any Subsequent Period, Redemption Requests exceed the aggregate principal amount of interests in Senior Notes required to be redeemed, then such excess unredeemed Redemption Requests will be applied to successive Subsequent Periods, regardless of the number of Subsequent Periods required to redeem such interests. All Redemption Requests will be redeemed in the order in which the Senior Trustee receives the Redemption Requests.

    A request for redemption of an interest in the Senior Notes may be initiated by the personal representative or other person authorized to represent the estate of a deceased Beneficial Owner or from a surviving joint tenant(s) or tenant(s) by the entirety or tenant(s) in common (each a "Representative"). The Representative shall deliver a request to the Participant through whom the deceased Beneficial Owner owned such interest, in form satisfactory to the Participant, together with evidence of the death of the Beneficial Owner, evidence of the authority of the Representative satisfactory to the Participant, such waivers, notices or certificates as may be required under applicable state or federal law and such other evidence of the right to such redemption as the Participant shall require. The request shall specify the principal amount of the interest in the Senior Notes to be redeemed. The Participant shall thereupon deliver to DTC a request for redemption substantially in the form attached as an exhibit to the supplemental indenture relating to the Senior Notes (a "Redemption Request"), accompanied by the documents submitted to the Participant as above provided, and DTC will forward the same to the Senior Trustee. Documents accompanying Redemption Requests shall be in form satisfactory to Protective. The Senior Trustee may conclusively assume, without independent investigation, that the statements contained in each Redemption Request are true and correct and shall have no responsibility for reviewing any documents accompanying a Redemption Request.

    The price to be paid by Protective for an interest in the Senior Notes to be redeemed pursuant to a Redemption Request on behalf of a deceased Beneficial Owner is one hundred percent (100%) of the principal amount thereof plus accrued but unpaid interest to the date of payment. Subject to arrangements with DTC, payment for interests in the Senior Notes which are to be redeemed shall be made to DTC upon presentation of Senior Notes to the Senior Trustee for redemption in the aggregate principal amount specified in the Redemption Requests submitted to the Senior Trustee by DTC which are to be fulfilled in connection with such payment. Any acquisition of Senior Notes by Protective other than by redemption at the option of any Representative of a deceased Beneficial Owner shall not be included in the computation of either the $25,000 or the 2% of the aggregate principal amount limitation for the Initial Period or for any Subsequent Period.

    Interests in the Senior Notes held in tenancy by the entirety, joint tenancy or by tenants in common will be deemed to be held by a single Beneficial Owner, and the death of a tenant in common, tenant by the entirety or joint tenant will be deemed the death of a Beneficial Owner. The death of a person who, during such person's lifetime, was entitled to substantially all of the rights of a Beneficial Owner of an interest in the Senior Notes will be deemed the death of the Beneficial Owner, regardless of the recordation of such interest on the records of the Participant, if such rights can be established to the satisfaction of the Participant and Protective. Such interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act, community property or other similar joint ownership arrangements, including individual retirement accounts of Keogh [H.R.10] plans maintained solely by or for the decedent or by or for the decedent and any spouse, and trust and certain other arrangements where one person has substantially all of the rights of a Beneficial Owner during the person's lifetime.

    In the case of a Redemption Request which is presented on behalf of a deceased Beneficial Owner and which has not been fulfilled at the time Protective gives notice of its election to redeem the Senior Notes, the interests in the Senior Notes which are the subject of such Redemption Request shall not be eligible for redemption pursuant to Protective's option to redeem but shall remain subject to redemption pursuant to such Redemption Request.

    Subject to the provisions of the immediately preceding paragraph, any Redemption Request may be withdrawn upon delivery of a written request for such withdrawal given to the Trustee by DTC prior to payment for redemption of the interest in the Senior Notes by reason of the death of a Beneficial Owner.

    Protective is legally obligated to redeem Senior Notes and interests of Beneficial Owners therein properly presented for redemption pursuant to a Redemption Request in accordance with and subject to the terms, conditions and limitations of the supplemental indenture relating to the Senior Notes, as summarized above. Protective's redemption obligation is not cumulative. Nothing in the supplemental indenture relating to the Senior Notes prohibits Protective from redeeming, in fulfillment of Redemption Requests made pursuant to such indenture, Senior Notes or interests therein of Beneficial Owners in excess of the principal amount Protective is obligated to redeem, nor does anything in the Senior Notes prohibit Protective from purchasing any Senior Notes or interests therein in the open market. However, Protective may not use any Senior Notes redeemed or purchased as described in the immediately preceding sentence as a credit against its redemption obligation.

    Because of the limitations of Protective's requirement to redeem, no Beneficial Owner can have any assurance that its interest in the Senior Notes will be paid prior to maturity.

Book-Entry Only Issuance—The Depository Trust Company

    The Depository Trust Company, or DTC, will act as the initial securities depositary for the Senior Notes. The Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Senior Notes will be issued, representing in the aggregate the total principal amount of Senior Notes, and will be deposited with DTC.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participant's accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Senior Notes on DTC's records. The ownership interest of each actual purchaser of Senior Notes (such purchaser, or the person to whom such purchaser conveys his or her ownership interest, a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Senior Notes. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Senior Notes, except in the event that use of the book-entry system for the Senior Notes is discontinued, Protective determines that Beneficial Owners may exchange their ownership interests for such certificates or there shall have occurred an Event of Default.

    DTC will have no knowledge of the actual Beneficial Owners of the Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices will be sent to DTC. If less than all of the Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Senior Notes in accordance with its procedures.

    Although voting with respect to the Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to Protective as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Payments on the Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or Protective, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of Protective, disbursements of such payments to Direct Participants is the responsibility of DTC and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    Except as provided herein, a Beneficial Owner of an interest in a global Senior Note will not be entitled to receive physical delivery of Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Senior Note.

    DTC may discontinue providing its services as security depositary with respect to the Senior Notes at any time by giving reasonable notice to Protective. Under such circumstances, in the event that a successor securities depositary is not obtained, Senior Note certificates will be printed and delivered to the holders of record. Additionally, Protective may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Senior Notes. In that event, certificates for the Senior Notes will be printed and delivered to the holders of record.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Protective believes to be reliable, but Protective takes no responsibility for the accuracy thereof. Protective has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

    The Depository has confirmed to the Company and the Senior Trustee that it intends to follow such procedures.

    A further description of the Depository's procedures with respect to Global Notes is set forth in the accompanying prospectus under "Description of Debt Securities of Protective Life — Global Debt Securities."

Certain Restrictive Provisions

    The Senior Indenture contains, among others, the following covenants:

    Limitations on Sales of Capital Stock of Restricted Subsidiaries. Protective is restricted from disposing of in any way any shares of capital stock of a Restricted Subsidiary (other than directors' qualifying shares or dispositions to a Subsidiary), and Restricted Subsidiaries are restricted from disposing of in any way any shares of capital stock of any other Restricted Subsidiary (other than for directors' qualifying shares or dispositions to Protective Life or to a subsidiary), except for the disposition of the entire capital stock of such Restricted Subsidiary owned directly or indirectly by Protective for a consideration which, in the opinion of its Board of Directors, is at least equal to the fair value thereof.

    The term "Restricted Subsidiary" means any subsidiary of Protective with assets greater than or equal to 20% of all assets of Protective and its subsidiaries, computed and consolidated in accordance with generally accepted accounting principles.

    The Company is not required pursuant to the Senior Indenture to repurchase the Senior Notes, in whole or in part, with the proceeds of any sale, transfer or other disposition of any shares of capital stock of any Restricted Subsidiary (or of any subsidiary having any direct or indirect control of any Restricted Subsidiary). Further, the Senior Indenture does not provide for any restrictions on the Company's use of such proceeds.

    The Senior Indenture does not contain any provisions that will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock. The Senior Indenture does not contain any financial ratios or specified levels of net worth or liquidity to which the Company must adhere. In addition, the Senior Indenture does not contain any provision that would require that the Company repurchase or redeem or otherwise modify the terms of any of the Senior Notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Senior Notes.

    Limitations on Liens on Restricted Subsidiaries' Capital Stock. Protective will not, and will not permit any Restricted Subsidiary, at any time directly or indirectly to, create, assume, incur or suffer to exist any indebtedness secured by a pledge, lien or other encumbrance on the capital stock of any Restricted Subsidiary without making effective provision for securing the Senior Notes then outstanding (and if Protective Life so elects, any other indebtedness ranking on a parity with the Senior Notes) equally and ratably with such secured indebtedness as to such property for so long as such indebtedness will be so secured; provided, however, that this covenant will not be applicable to liens (as defined in the supplemental indenture relating to the Senior Notes) (i) on the shares of stock of a subsidiary of a Person that is merged with or into Protective Life or a Subsidiary securing debt of such Person, which debt was outstanding prior to such merger, but only if such pledge and debt were not incurred in anticipation of such merger, (ii) in favor of Protective securing debt of a Restricted Subsidiary owed to Protective, (iii) for taxes or assessments or governmental charges or levies not then due and delinquent or the validity of which are being contested, or (iv) created by or resulting from any litigation or legal proceeding being contested. The indenture does not restrict Protective's subsidiaries from issuing secured or unsecured indebtedness, or from granting security interests in assets other than capital stock in Restricted Subsidiaries. Therefore, indebtedness issued by Restricted Subsidiaries and indebtedness issued by Protective secured by assets other than capital stock of Restricted Subsidiaries may be paid ahead of the Senior Notes in the event of insolvency of Protective or its subsidiaries.

Events of Default

    The supplemental indenture relating to the Senior Notes will modify the events of default described in the accompanying prospectus by defining as one such event of default a default in payment of principal relating to indebtedness of the Company and its consolidated subsidiaries for borrowed money having an aggregate principal amount of $15 million or more, or other default resulting in acceleration of indebtedness of the Company and its consolidated subsidiaries for borrowed money where the aggregate principal amount so accelerated equals or exceeds $15 million and such acceleration is not rescinded or annulled within 30 days after the written notice thereof to the Company by the Senior Trustee or to the Company and the Senior Trustee by the holders of 25% in aggregate principal amount of the Senior Notes then outstanding; provided that such event of default will be remedied, cured or waived if the default that caused such event of default is remedied, cured or waived.

RATINGS

    Protective anticipates that the Senior Notes will be rated by Standard & Poor's Ratings Group, Moody's Investors Services, Inc., A.M. Best Company, and by Duff & Phelps Rating Co. Such ratings, if any, would reflect only the views of such rating agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody's Investors Services, Inc., 99 Church Street, New York, New York 10007; Standard & Poor's Ratings Group, 25 Broadway, New York, New York 10004; A.M. Best Company, A.M. Best Road, Oldwick, New Jersey 08858 and Duff & Phelps Rating Co., 55 E. Monroe, Chicago, Illinois 60603. There is no assurance that any such ratings would remain in effect for any period of time or that they would not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither Protective or the Underwriter will undertake any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Senior Notes.

UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, Protective has agreed to sell to Edward D. Jones & Co., L.P. (the "Underwriter"), and the Underwriter has agreed to purchase from Protective, the entire principal amount of the Senior Notes.

    Senior Notes sold by the Underwriter to the public will initially be offered at 100% of their principal amount. Any Senior Notes sold by the Underwriter to securities dealers may be sold at a discount from the initial offering price of up to  % of the principal amount of such Senior Notes. Any such securities dealers may resell any Senior Notes purchased from the Underwriter to certain other brokers or dealers at a discount from the initial offering price of up to  % of the principal amount of such Senior Notes. If all of the Senior Notes are not sold at the initial offering price, the Underwriter may change the offering price and the other selling terms. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Senior Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Senior Notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933.

    Prior to this offer, there has been no public market for the Senior Notes. The Underwriter has advised Protective that it intends to make a market in the Senior Notes. The Underwriter will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time. The Senior Notes will not be listed on the New York Stock Exchange.

    Protective has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933 to contribute to payments the Underwriter may be required to make in respect thereof.

    In order to facilitate the offering of the Senior Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the Underwriter may over-allot in connection with the offering, creating a short position in the Senior Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Senior Notes, the Underwriter may bid for, and purchase, Senior Notes in the open market. The Underwriter may reclaim selling concessions allowed to a dealer for distributing Senior Notes in the offering, if the Underwriter repurchases previously distributed Senior Notes in transactions to cover short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

    Protective has agreed, during the period of 15 days from the date on which the Senior Notes are purchased by the Underwriter, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Senior Notes, any security convertible into or exchangeable into or exercisable for Senior Notes or any debt securities substantially similar to the Senior Notes, without the prior written consent of the Underwriter.

    Protective estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $300,000.

    In the ordinary course of business, the Underwriter or certain of its affiliates have in the past engaged in or provided, and may in the future engage in or provide, investment banking or brokerage transactions with or services for the Company or its subsidiaries. In addition, in the ordinary course of business, the Underwriter or certain of its affiliates have in the past marketed and sold on a regular basis, and may in the future market and sell, certain of the Company's insurance products, including individual life, term life and fixed and variable annuity products.

LEGAL OPINIONS

    The validity of the Senior Notes offered hereby will be passed upon for Protective by Deborah J. Long, Esq., Senior Vice President, General Counsel and Secretary of Protective. Ms. Long, an employee of Protective and is a participant in various employee benefit plans offered by Protective. Certain legal matters will be passed upon for the Underwriter by Bryan Cave LLP, St. Louis, Missouri.

EXPERTS

    The consolidated balance sheets of Protective as of December 31, 1998 and 1997 and the related consolidated statements of income, share-owners' equity and cash flows for each of the three years in the period ended December 31, 1998 and the related financial statement schedules which are incorporated by reference or included in Protective's Annual Report on Form 10-K for the year ended December 31, 1998 and which have been incorporated by reference in the accompanying prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    With respect to the unaudited interim financial information for Protective and subsidiaries for the three-month periods ended March 31, 1999 and 1998, June 30, 1999 and 1998 and September 30, 1999 and 1998, incorporated by reference in the accompanying prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report incorporated by reference in the registration statement which includes this prospectus states that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

PROSPECTUS

$500,000,000

[LOGO]

Protective Life Corporation
Debt Securities
Preferred Stock
Common Stock
Stock Purchase Contracts
Stock Purchase Units
PLC Capital Trust III
PLC Capital Trust IV
Preferred Securities
Guaranteed to the Extent Set Forth in This Document by
Protective Life Corporation

    Protective Life Corporation and PLC Capital Trust III and PLC Capital Trust IV may offer up to $500,000,000 of the securities listed above from time to time. The prospectus contains general information about these securities.

    When Protective, PLC Capital Trust III or PLC Capital Trust IV offer securities, we will provide you with a prospectus supplement containing the specific terms of these securities. You should read this prospectus and any prospectus supplement carefully before you invest.

    Investing in these securities involves risks. Consider carefully the risk factors beginning on page 4 of this prospectus.

    Protective, PLC Capital Trust III or PLC Capital Trust IV may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see "Plan of Distribution" in this prospectus.

    Protective's common stock is listed on the New York Stock Exchange under the trading symbol "PL".

    Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 13, 1999

WHAT YOU SHOULD KNOW ABOUT THE PROSPECTUS

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

    You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS
Prospectus

Where You Can Find More Information	3
Incorporation of Information We File With the SEC	3
Forward-Looking Statements	4
Risk Factors	4
Protective Life Corporation	8
The PLC Capital Trusts	8
Use of Proceeds	9
Consolidated Earnings Ratios	9
Description of Debt Securities of Protective	10
Description of Capital Stock of Protective	19
Description of Preferred Stock of Protective	20
Description of Common Stock of Protective	20
Description of Preferred Securities of the PLC Capital Trusts	27
Description of the Preferred Securities Guarantees	28
Effect of Obligations Under the Subordinated Debt Securities and the Preferred Securities Guarantees	31
Description of Stock Purchase Contracts and Stock Purchase Units	32
Plan of Distribution	33
Legal Matters	34
Experts	34

WHERE YOU CAN FIND MORE INFORMATION

    Protective files reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    Protective, PLC Capital Trust III and PLC Capital Trust IV have filed a registration statement on Form S-3 with the SEC covering these securities. For more information on Protective, PLC Capital Trust III and PLC Capital Trust IV and the securities, you should refer to our registration statement which includes this prospectus and its exhibits. This prospectus summarizes material provisions of the contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

    The SEC allows Protective to "incorporate by reference" the information we file with them, which means:

  •
  incorporated documents are considered part of the prospectus;

  •
  we can disclose important information to you by referring you to these documents; and

  •
  information that we file with the SEC will automatically update and supersede the prospectus and any previously incorporated information.

    We incorporate by reference the documents or portions of documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") under File No. 001-12332:

  •
  quarterly report on Form 10-Q for the quarter ended March 31, 1999;

  •
  annual report on Form 10-K for the fiscal year ended December 31, 1998;

  •
  amended annual report on Form 10-K/A for the fiscal year ended December 31, 1998;

  •
  current reports on Form 8-K dated February 16, 1999 and April 23, 1999;

  •
  description of Protective's common stock contained in its Registration Statement on Form 10 on September 4, 1981 as amended by an amendment filed on Form 8 on October 27, 1981; and

  •
  description of Protective's Rights to Purchase Series A Junior Participating Cumulative Preferred Stock contained in its Form 8-A filed on August 7, 1995.

    We also incorporate by reference each of the following documents or portions of documents that we will file with the SEC after the date of the prospectus until the offering is completed:

  •
  reports filed under Sections 13(a) and (c) of the Exchange Act;

  •
  documents filed under Section 14 of the Exchange Act; and

  •
  reports filed under Section 15(d) of the Exchange Act.

    You may also request a copy of any filings referred to above, excluding exhibits, at no cost by contacting us at: Stockholder Relations, Protective Life Corporation, P.O. Box 2606, Birmingham, Alabama 35202; telephone: (205) 868-3573; facsimile (205) 868-3541.

FORWARD-LOOKING STATEMENTS

    This prospectus and the information incorporated in it by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that reflect Protective's current view with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Risk Factors," as well as those noted in the documents incorporated by reference which could cause actual results to differ materially from historical results or those anticipated. Forward-looking statements can be identified by use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipated," "plan," and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Protective undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes to projections over time.

    In this prospectus, "we", "us", "our" and "Protective" refer to Protective Life Corporation. Unless the content otherwise requires, "trusts" refers to PLC Capital Trust III and PLC Capital Trust IV.

RISK FACTORS

    Investing in securities offered by this prospectus involves certain risks. Any of the following risks could materially adversely affect our business operating results and financial condition and could result in a loss of your investment.

We operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position.

    Life and health insurance is a mature industry. In recent years, the industry has experienced virtually no growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Insurance is a highly competitive industry and Protective encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than Protective, as well as competition from other providers of financial services.

    The life and health insurance industry is consolidating, with larger, more efficient organizations emerging from consolidation. Also, mutual insurance companies are converting to stock ownership which will give them greater access to capital markets.

    Protective's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong financial strength ratings from rating agencies.

    Protective competes against other insurance companies and financial institutions in the origination of commercial mortgage loans.

A ratings downgrade could adversely affect our ability to compete.

    Ratings are an important factor in Protective's competitive position. Rating organizations periodically review the financial performance and condition of insurers, including Protective's insurance subsidiaries. A downgrade in the ratings of Protective's life insurance subsidiaries could adversely affect its ability to sell its products and its ability to compete for attractive acquisition opportunities.

    Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. For the past several years rating downgrades in the industry have exceeded upgrades.

Our policy claims fluctuate from year to year.

    Protective's results may fluctuate from year to year on account of fluctuations in policy claims received by Protective.

We could be forced to sell illiquid investments at a loss to cover policyholder withdrawals.

    Many of the products offered by Protective's insurance subsidiaries allow policyholders and contract holders to withdraw their funds under defined circumstances. Protective's insurance subsidiaries design products and configure investment portfolios to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. Formal asset/liability management programs and procedures are used to monitor the relative duration of Protective's assets and liabilities. While Protective's insurance subsidiaries own a significant amount of liquid assets, many of their assets are relatively illiquid. Significant unanticipated withdrawal or surrender activity could, under some circumstances, compel Protective's insurance subsidiaries to dispose of illiquid assets on unfavorable terms, which could have a material adverse effect on Protective.

Interest-rate fluctuations could negatively affect our spread income.

    Sudden and/or significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited rates paid on outstanding policies. Both rising and declining interest rates can negatively affect Protective's spread income. For example, certain of Protective's insurance and investment products guarantee a minimum credited interest rate. While Protective develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that significant changes in interest rates will not materially affect such spreads.

    Lower interest rates may result in lower sales of Protective's insurance and investment products.

Our insurance subsidiaries are highly regulated.

    Protective's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. Protective cannot predict the form of any future regulatory initiatives.

The tax treatment of our policyholders' earnings could change.

    Under the Internal Revenue Code of 1986, as amended, income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of Protective's products a competitive advantage over other non-insurance products. To the extent that the internal revenue code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including Protective's subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending on grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. Protective cannot predict what future initiatives may be proposed which may affect Protective.

Industrywide litigation concerning sales practices, agent misconduct, failure to supervise agents, and other matters could result in substantial judgments against us.

    A number of civil jury verdicts have been returned against insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, including Alabama, juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damages suit. Protective and its subsidiaries, like other insurers, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. The outcome of any such litigation or arbitration cannot be predicted with certainty. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments.

Our investments are subject to risks.

    Protective's invested assets are subject to customary risks of defaults and changes in market values. The value of Protective's commercial mortgage portfolio depends in part on the financial condition of the tenants occupying the properties which Protective has financed. Factors that may affect the overall default rate on, and market value of, Protective's invested assets include interest rate levels, financial market performance, and general economic conditions, as well as particular circumstances affecting the businesses of individual borrowers and tenants.

Our acquisition strategy involves risks.

    Protective has actively pursued a strategy of acquiring blocks of insurance policies. This acquisition strategy has increased Protective's earnings in part by allowing Protective to position itself to realize certain operating efficiencies associated with economies of scale. There can be no assurance, however, that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, will continue to be available to Protective, or that Protective will realize the anticipated financial results from its acquisitions.

We are dependent on the performance of others.

    Protective's results may be affected by the performance of others because Protective has entered into various ventures involving other parties. Examples include, but are not limited to: many of Protective's products are sold through independent distribution channels; the Investment Products Division's variable annuity deposits are invested in funds managed by unaffiliated investment managers; and a portion of the sales in the Individual Life, Dental, and Financial Institutions Divisions comes from arrangements with unrelated marketing organizations.

Year 2000 computer compliance issues may adversely affect us.

    Computer hardware and software often denote the year using two digits rather than four; for example, the year 1998 often is denoted by such hardware and software as "98." It is probable that such hardware and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret "00" as representing the year 1900 rather that the year 2000. This "Year 2000" issue potentially affects all individuals and companies (including Protective, its customers, business partners, suppliers, banks, custodians and administrators). The problem is most prevalent in older mainframe systems, but personal computers and equipment containing computer chips could also be affected.

    PLC Capital Trust III and PLC Capital Trust IV share computer hardware and software with Protective and affiliates of Protective.

    There can be no assurances that Protective's Year 2000 efforts will be successful, that interactions with other service providers with Year 2000 issues will not impair Protective's operations, or that the Year 2000 issue will not otherwise adversely affect Protective.

    Should some of Protective's systems not be available due to Year 2000 problems, in a reasonably likely worst case scenario, Protective may experience significant delays in its ability to perform certain functions, but does not expect an inability to perform critical functions or to otherwise conduct business. However, other worst case scenarios, depending upon their duration, could have a material adverse effect on Protective and its operations.

Our reinsurance program involves risks.

    Protective's insurance subsidiaries cede insurance to other insurance companies. However, Protective remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The cost of reinsurance is, in some cases, reflected in the premium rates charged by Protective. Under certain reinsurance agreements, the reinsurer may increase the rate it charges Protective for the reinsurance, though Protective does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase with respect to policies where the rates have been guaranteed by Protective, Protective could be adversely affected.

    Additionally, Protective assumes policies of other insurers. Any regulatory or other adverse development affecting the ceding insurer could also have an adverse effect on Protective.

Our ability to pay principal, interest and/or dividends on offered securities is limited.

    Protective's ability to pay principal and interest on any Debt Securities or dividends on any Preferred Stock or Common Stock is affected by the ability of its insurance company subsidiaries, Protective's principal sources of cash flow, to declare and distribute dividends and to make payments on surplus notes. Surplus notes are deeply subordinated intercompany notes owed by insurance company subsidiaries to Protective that are treated as equity capital of such insurance company subsidiaries for statutory accounting purposes. These payments may be limited by regulatory restrictions and, in the case of payments on surplus notes, by certain financial covenants. Protective's cash flow is also dependent on revenues from investment, data processing, legal and management services rendered to its subsidiaries. Insurance company subsidiaries of Protective are subject to various state statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to Protective. Under Tennessee insurance laws, Protective's principal operating subsidiary, Protective Life Insurance Company generally may pay dividends to Protective only out of its unassigned surplus as reflected in its statutory financial statements filed in that State. In addition, the Tennessee Commissioner of Insurance must approve, or not disapprove within 30 days of notice, payment of an "extraordinary" dividend from Protective Life. Under Tennessee insurance laws, that term generally refers to a dividend that exceeds, together with all dividends paid by Protective Life within the previous 12 months, the greater of:

  •
  10% of Protective Life's surplus as regards policyholders at the preceding December 31; or

  •
  the net gain from operations of Protective Life for the 12 months ended on such December 31.

    No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which Protective's insurance subsidiaries are domiciled, which could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to Protective by such subsidiaries without affirmative prior approval by state insurance regulatory authorities.

    In the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of an insurance subsidiary of Protective, all creditors of such subsidiary, including holders of life and health insurance policies, would be entitled to payment in full out of the assets of such subsidiary before Protective, as shareholder or holder of surplus notes, would be entitled to any payment. Creditors would have to be paid in full before the creditors of Protective, including holders of debt securities, would be entitled to receive any payment from the assets of such subsidiary.

PROTECTIVE LIFE CORPORATION

    Protective is a Delaware corporation incorporated in 1981. We are a holding company, whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. Protective Life Insurance Company, founded in 1907, is our principal operating subsidiary. Our principal executive offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223, and its telephone number is (205) 879-9230.

THE PLC CAPITAL TRUSTS

    Protective created PLC Capital Trust III and PLC Capital Trust IV, Delaware statutory business trusts, pursuant to two separate declarations of trust.

    Each trust exists solely to:

  •
  issue its preferred securities and common securities;

  •
  invest the gross proceeds of its preferred securities and common securities in Protective's subordinated debt securities; and

  •
  engage in only those other activities necessary or incidental to these purposes.

    All of the common securities of each trust will be directly or indirectly owned by Protective. The common securities will represent an aggregate liquidation amount equal to at least 3% of each trust's total capitalization. The preferred securities of each trust will represent the remaining 97% of such trust's total capitalization. The common securities will have terms substantially identical to, and will rank equal in priority of payment with, the preferred securities. However, if Protective defaults on the related subordinated debt securities, then cash distributions and liquidation, redemption and other amounts payable on the common securities will be subordinate to the preferred securities in priority of payment.

    The preferred securities of each trust will be guaranteed by Protective as described later in this prospectus.

    Each trust has a term of approximately 55 years, but may earlier terminate as provided in its declaration. Each trust's business and affairs will be conducted by the trustees appointed by Protective, as the direct or indirect holder of all the common securities. The holder of the common securities of each trust will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the trustees of the trusts. The duties and obligations of the trustees shall be governed by the declaration of trust for such trust. A majority of the trustees of each trust will be persons who are employees or officers of or affiliated with Protective. One trustee of each trust will be a financial institution which will be unaffiliated with Protective and which shall act as property trustee and as indenture trustee for purposes of the Trust Indenture Act of 1939, pursuant to the terms set forth in a prospectus supplement. In addition, unless the property trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one trustee of each trust will have its principal place of business or reside in the State of Delaware.

    Protective will pay all fees and expenses related to the trusts and the offering of preferred securities and common securities, the payment of which will be guaranteed by Protective. The office of the Delaware trustee for each PLC Capital Trust in the State of Delaware is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. Each trust's offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223, and each trust's telephone number is (205) 879-9230.

    The trusts will not have separate financial statements. The statements would not be material to holders of the preferred securities because the trusts will not have any independent operations. Each of the trusts exists solely for the reasons summarized above.

USE OF PROCEEDS

    Except as otherwise described in a prospectus supplement, the proceeds from the sale by any trust of any preferred securities, together with any capital contributed in respect of common securities, will be loaned to Protective in exchange for Protective's subordinated debt securities. We intend to use borrowings from the trusts, and the net proceeds from any sale of our debt securities, preferred stock, common stock, stock purchase contracts and stock purchase units for general corporate purposes unless otherwise specified in a prospectus supplement relating to such securities. Such general corporate purposes may include, but are not limited to, repayments of our indebtedness or the indebtedness of our subsidiaries. Pending such use, the proceeds may be invested temporarily in short-term marketable securities. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

CONSOLIDATED EARNINGS RATIOS

    The following table sets forth, for the years and periods indicated, Protective's ratios of:

  •
  consolidated earnings to fixed charges;

  •
  consolidated earnings combined fixed charges and to distributions on the guaranteed preferred beneficial interests; and

  •
  consolidated earnings to the combined fixed charges, distributions on the guaranteed preferred beneficial interests and interest credited on investment products.

    The guaranteed preferred beneficial interests discussed in this prospectus comprise three types of securities:

  •
  Series A Preferred Securities;
  •
  Trust I Preferred Securities; and
  •
  Trust II Preferred Securities.

    We calculate the ratio of "Consolidated Earnings to Fixed Charges" by dividing the sum of income before income tax (BT) and interest expense on debt (I) by interest expense on debt. The formula for this calculation, therefore, would be: (BT+I)/I.

    We calculate the ratio of "Consolidated Earnings to Combined Fixed Charges and Distributions on the Guaranteed Preferred Beneficial Interests" by dividing the sum of income before income tax (BT) and interest expense on debt (I) by the sum of the interest expense on debt (I), and distributions on the guaranteed preferred beneficial interests (G). The resulting formula is: (BT+I)/(I+G). The distributions on the guaranteed preferred beneficial interests (after-tax) is reported in our financial statements as "minority interests in income of consolidated subsidiaries."

    We calculate the ratio of "Earnings to Combined Fixed Charges, Distributions on the Guaranteed Preferred Beneficial Interests and Interest Credited on Investment Products" by dividing the sum of income before income tax (BT), interest expense on debt (I) and interest credited on investment products (IP) by the sum of interest expense on debt (I), distributions on the guaranteed preferred beneficial interests (G) and interest credited on investment products (IP). The formula of this ratio is: (BT+I+IP)/ (I+G+IP). Investment products include products such as guaranteed investment contracts and annuities.

	Year Ended December 31,					Three Months Ended March 31,
	1994	1995	1996	1997	1998	1998	1999
Ratio of Consolidated Earnings to Fixed Charges	14.7	13.6	14.9	17.7	17.3	23.8	20.6
Ratio of Consolidated Earnings to Combined Fixed Charges and Distributions on the Guaranteed Preferred Beneficial Interests	10.8	9.0	10.0	9.2	7.3	7.6	8.3
Ratio of Consolidated Earnings to Combined Fixed Charges, Distributions on the Guaranteed Preferred Beneficial Interests and Interest Credited on Investment Products	1.4	1.4	1.5	1.5	1.5	1.5	1.6

DESCRIPTION OF DEBT SECURITIES OF PROTECTIVE

    The senior debt securities are to be issued in one or more series under the senior indenture, dated as of June 1, 1994, between Protective and The Bank of New York, as trustee, as supplemented by:

  •
  Supplemental Indenture No. 1, dated as of July 1, 1994;

  •
  Supplemental Indenture No. 2, dated as of August 1, 1996;

  •
  Supplemental Indenture No. 3, dated as of September 15, 1996;

  •
  Supplemental Indenture No. 4, dated as of November 15, 1996; and

  •
  Supplemental Indenture No. 5, dated as of December 1, 1996.

    The subordinated debt securities are to be issued under the subordinated indenture, dated as of June 1, 1994, between Protective and The Bank of New York, successor to AmSouth Bank by transfer of assets, successor by merger to AmSouth Bank of Alabama, successor by conversion of charter, to AmSouth Bank N.A., as trustee, as amended and supplemented by:

  •
  Supplemental Indenture No. 1, dated as of June 9, 1994;

  •
  Supplemental Indenture No. 2, dated as of August 1, 1994;

  •
  Supplemental Indenture No. 3, dated as of April 29, 1997; and

  •
  Supplemental Indenture No. 4, dated as of November 20, 1997.

Copies of the indentures have been filed as exhibits to the registration statement which includes this prospectus.

    The following summary relating to the debt securities and provisions of the indentures is not meant to be a complete description and is subject to, and is qualified in its entirety by reference to, all the provisions of the indentures, as they may be amended or supplemented from time to time. Whenever particular sections or defined terms of the indentures, as they may be amended or supplemented from time to time, are referred to herein or in a prospectus supplement, such sections or defined terms are incorporated by reference.

General

    The debt securities will be unsecured obligations of Protective. The senior debt securities will be unsecured and will rank equally with all other unsecured and unsubordinated obligations of Protective. The subordinated debt securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the subordinated indenture to all present and future senior indebtedness of Protective. See "—Subordination under the Subordinated Indenture". The Indentures do not limit the aggregate amount of debt securities which may be issued. Except as otherwise provided in the applicable prospectus supplement, the indentures, as they apply to any series of debt securities, also do not limit the incurrence or issuance of other secured or unsecured debt of Protective or any of Protective's subsidiaries.

    Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered, including:

  •
  the title;

  •
  any limit upon the amount that may be issued;

  •
  the date or dates on which the principal of and premium, if any, will mature or the method of determining such date or dates;

  •
  the interest rate or rates, which may be fixed or variable, if any, or the method of calculating such rate or rates;

  •
  the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined;

  •
  the date or dates on which interest, if any, will be payable and the record date or dates for such payment;

  •
  the place or places where principal of, premium, if any, and interest, if any, will be payable;

  •
  the period(s) within which, the price(s) at which, the currency or currencies (including currency unit or units) in which, and the terms and conditions upon which, such debt securities may be redeemed, in whole or in part, at the option of Protective;

  •
  any mandatory or optional sinking fund provisions or any provisions or obligations for redeeming the securities and other related terms and provisions;

  •
  the denominations in which such debt securities are authorized to be issued;

  •
  the currency or currency unit for which debt securities may be purchased or in which debt securities may be denominated and/or the currency or currencies (including currency unit or units) in which principal of, premium, if any, and interest, if any, on such debt securities will be payable and whether Protective or the holders of any such debt securities may elect to receive payments in respect of such debt securities in a currency or currency unit other than that in which such debt securities are stated to be payable;

  •
  if the amount of principal of, or any premium or interest on, any of such debt securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

  •
  if other than the full principal amount, the portion of the principal amount of such debt securities which will be payable upon the acceleration of maturity or the method by which such portion shall be determined;

  •
  if the principal amount payable at the stated maturity of any of such debt securities cannot be determined as of any one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any such date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);

  •
  the person to whom any interest on any such debt security shall be payable if other than the person in whose name such debt security is registered on the applicable record date;

  •
  any addition to, or modification or deletion of, any event of default or any covenant of Protective specified in the indenture with respect to such debt securities;

  •
  the application, if any, of such means of defeasance or covenant defeasance as may be specified for such debt securities;

  •
  whether such debt securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global security or securities;

  •
  in the case of the subordinated indenture, the terms, if any, upon which the holders may convert or exchange such debt securities into or for common stock of Protective or other securities or property; and

  •
  any other terms not inconsistent with the terms of the indentures pertaining to such debt securities. (Section 3.1 of each indenture.)

    Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

    Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in fully-registered form without coupons. Where debt securities of any series are issued in bearer form, the prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, which apply to any such debt securities and to payment on and transfer and exchange of such debt securities. Bearer debt securities will be transferable by delivery. (Section 3.5 of each indenture.)

    Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to any such debt securities.

    If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, the prospectus supplement will set forth the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of debt securities and such foreign currency or currency.

    If any index is used to determine the amount of principal payments, premium, if any, or interest on any series of debt securities, the prospectus supplement will describe the special federal income tax, accounting and other considerations applicable.

    The general provisions of the indentures do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving Protective that may adversely affect holders of the debt securities.

Payment, Registration, Transfer and Exchange

    Unless otherwise provided in the applicable prospectus supplement, payments in respect of the debt securities will be made in the designated currency at the office or agency of Protective maintained for that purpose as Protective may designate from time to time. Protective may also make interest payments, if any, on debt securities in registered form:

  •
  by checks mailed to the holders of debt securities at their registered addresses; or

  •
  by wire transfer to an account maintained by the holder as specified in the register. (Sections 3.7(a) and 9.2 of each indenture.)

    Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on debt securities in registered form will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest. (Section 3.7(a) of each indenture.)

    Payment on debt securities in bearer form will be made in the currency and in the manner designated in the prospectus supplement, subject to any applicable laws and regulations, at the paying agencies outside the United States appointed by Protective from time to time. The prospectus supplement will name the initial paying agents outside the United States for a series of debt securities. Protective may at any time designate additional paying agents or rescind the designation of any paying agents. However, if debt securities of a series are issuable as registered securities, Protective will be required to maintain at least one paying agent in each place of payment for such series. If debt securities of a series are issuable as bearer securities, Protective will be required to maintain a paying agent in a place of payment outside the United States where debt securities of such series and any coupons may be presented and surrendered for payment. (Section 9.2 of each indenture.)

    All moneys paid by Protective to the debt trustees or a paying agent for the payment of the principal of, or any premium or interest on, any debt security which remain unclaimed at the end of two years will be repaid to Protective. The holder of a debt security may look only to Protective for payment after such time. (Section 9.3 of each indenture.)

    Unless otherwise provided in the applicable prospectus supplement, debt securities in registered form will be transferable or exchangeable at the agency Protective designates from time to time. (Sections 3.5 and 9.2 of each indenture.) Debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5 of each indenture.)

Global Debt Securities

    The debt securities of a series may be issued in whole or in part in global form. A debt security in global form will be deposited with, or on behalf of, a depository which will be named in the applicable prospectus supplement. In such a case, one or more global debt securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such global debt security or securities. (Section 3.3 of each indenture.) Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global debt security may not be transferred or exchanged except (1) as a whole among the depository for such global debt security and its nominee and/or their successors and (2) in the circumstances described in the applicable prospectus supplement. (Section 3.5 of each indenture.)

    The applicable prospectus supplement will describe the specific terms of the depository arrangement with respect to any portion of a series of debt securities to be listed in global form. Protective expects that the following provisions will apply to depository arrangements.

    Upon the issuance of any global debt security, and the deposit of such global debt security with or on behalf of the depository, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global debt security to the accounts of institutions that have accounts with the depository or its nominee. These institutions are referred to as "participants." The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such debt securities or by Protective, if such debt securities are offered and sold directly by Protective. Only participants or persons that hold interests through participants may have beneficial ownership interests in a global debt security. The depository or its nominee will maintain records of the ownership of beneficial interests held by participants. Participants will maintain records of the beneficial ownership interests of persons that hold through them. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The above limitations and such laws may impair the ability to transfer beneficial interests in such global debt securities.

    So long as the depository, or its nominee, is the registered owner of a global debt security, the depository or its nominee will be considered the sole owner or holder of the debt securities for all purposes under each indenture. (Section 3.8 of each indenture.) Unless otherwise specified in the applicable prospectus supplement and except as specified below, owners of beneficial interests in a global debt security will not be entitled to have debt securities of the series represented by such global debt security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in certificated form and will not be considered the holders for any purposes under the relevant indenture. (Section 3.5 of each indenture.)

    Each person owning a beneficial interest in a global debt security must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the relevant indenture. The depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the relevant indenture. Protective understands that, under existing industry practices, if Protective requests any action of holders or any owner of a beneficial interest in a global debt security desires to give any notice or take any action a holder is entitled to give or take under the relevant indenture, the depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable prospectus supplement, payments with respect to principal, premium, if any, and interest, if any, on debt securities represented by a global debt security registered in the name of a depository or its nominee will be made to such depository or its nominee, as the registered owner of such global debt security.

    Protective expects that the depository for any debt securities issued in global form, will immediately credit participants' accounts with payments of principal, premium or interest, in amounts proportionate to their respective beneficial interests in the principal amount of such global debt security as shown on the records of such depository. Protective also expects that payments by participants to owners of beneficial interests in such global debt security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. Nevertheless, payments, transfers, exchanges and other matters relating to beneficial interests in a global debt security may be subject to various policies and procedures adopted by the depository from time to time. None of Protective, the respective debt trustee or any agent of Protective or the respective debt trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests of a global debt security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 3.8 of each indenture.)

    Unless otherwise specified in the applicable prospectus supplement, if the depository for any debt securities issued in global form notifies Protective that it is unwilling or unable to continue as depository and a successor depository is not appointed by Protective within 90 days, Protective will issue such debt securities in definitive certificated form in exchange for such global debt security. In addition, Protective may at any time and in its sole discretion determine not to have any of the debt securities of a series issued in global form and, in such event, will issue debt securities of such series in definitive certificated form in exchange for all of the global debt securities representing such debt securities. (Section 3.5 of each indenture.)

    The debt securities of a series may also be issued in whole or in part in the form of one or more bearer global securities that will be deposited with a depository, or with a nominee for such depository, identified in the applicable prospectus supplement. Any such bearer global securities may be issued in temporary or permanent form. (Section 3.4 of each indenture.) The applicable prospectus supplement will describe the specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of debt securities to be represented by one or more bearer global securities.

Consolidation, Merger or Sale by Protective

    Under the terms of each indenture, Protective is prohibited from consolidating with or merging into any other corporation or from selling its assets substantially as an entirety, unless:

  •
  the corporation formed by such consolidation or into which Protective is merged or the corporation which acquires its assets is organized in the United States and expressly assumes all of the obligations of Protective under each indenture;

  •
  immediately after giving effect to such transaction, no default or event of default shall have happened and be continuing; and

  •
  if, as a result of such transaction, properties or assets of Protective would become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the debt securities of any series, Protective or its successor shall take steps necessary to secure such debt securities equally and ratably with all indebtedness secured thereby.

    Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which Protective is merged or to which such sale is made, shall succeed to and be substituted for Protective under each indenture. (Section 7.1 of each indenture.)

Events of Default, Notice and Certain Rights on Default

    Each indenture provides that, if an event of default occurs with respect to the debt securities of any series and is continuing, the trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding debt securities of that series, by written notice to Protective, and to the trustee for such series, if notice is given by such holders of debt securities, may declare the principal of, or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amount specified in the prospectus supplement, and accrued interest on all the debt securities of that series to be due and payable. However, with respect to any debt securities, including subordinated debt securities, issued under the subordinated indenture, the payment of principal and interest on such debt securities shall remain subordinated to the extent provided in Article 12 of the subordinated indenture. (Section 5.2 of each indenture.)

    The following are events of default with respect to debt securities unless otherwise provided in a prospectus supplement relating to the debt securities of a particular series:

  •
  default for 30 days in payment of any interest on any debt security of that series or any applicable coupon or any additional amount payable with respect to debt securities of such series as specified in the applicable prospectus supplement when due;

  •
  default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series when due;

  •
  default for 60 days after notice to Protective by the trustee for such series, or by the holders of 25% in aggregate principal amount of the debt securities of such series then outstanding, in the performance of any other agreement in the debt securities of that series, in the indenture or in any supplemental indenture or board resolution referred to therein under which the debt securities of that series may have been issued;

  •
  default in payment of principal relating to indebtedness of Protective and its consolidated subsidiaries for borrowed money having an aggregate principal amount exceeding $25 million (after the expiration of any applicable grace period with respect thereto), or other default resulting in acceleration of indebtedness of Protective and its consolidated subsidiaries for borrowed money where the aggregate principal amount so accelerated exceeds $25 million and such acceleration is not rescinded or annulled within 30 days after the written notice thereof to Protective by the respective trustee or to Protective and the respective trustee by the holders of 25% in aggregate principal amount of the debt securities of such series then outstanding; provided that such event of default will be remedied, cured or waived if the default that resulted in such event of default is remedied, cured or waived; and

  •
  certain events of bankruptcy, insolvency or reorganization of Protective or Protective Life Insurance Company. (Section 5.1 of each indenture.)

Events of default with respect to a specified series of debt securities may be added to the indenture and will be described in the applicable prospectus supplement. (Sections 3.1 and 5.1 (7) of each indenture.)

    Each indenture provides that the respective trustee will, within 90 days after the occurrence of a default with respect to the debt securities of any series, give to the holders of the debt securities of that series notice of all defaults known to it unless such default has been cured or waived. However, except in the case of a default in payment on the debt securities of that series, the respective trustee may withhold the notice if and so long as the Board of Directors of Protective, the executive committee thereof or a committee of its responsible officers in good faith determines that withholding such notice is in the interests of the holders of the debt securities of that series. (Section 6.6 of each indenture.) "Default" means any event which is, or after notice or passage of time or both, would be, an event of default. (Section 1.1 of each indenture.)

    Each indenture provides that the holders of a majority in aggregate principal amount of the debt securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the trustee for such series, or exercising any trust or power conferred on such trustee. (Section 5.8 of each indenture.)

    Each indenture includes a covenant that Protective will file annually with the respective trustee a certificate as to Protective's compliance with all conditions and covenants of such indenture. (Section 9.6 of each indenture.)

    The holders of a majority in aggregate principal amount of any series of debt securities by written notice to the trustee for such series may waive, on behalf of the holders of all debt securities of such series, any past default or event of default with respect to that series and its consequences, except a default or event of default in the payment of the principal of, premium, if any, or interest, if any, on any debt security. (Section 5.7 of each indenture.)

Modification of the Indentures

    Each indenture contains provisions permitting Protective and the respective debt trustee to enter into one or more supplemental indentures without the consent of the holders of any of the debt securities in order:

  •
  to evidence the succession of another corporation to Protective and the assumption of the covenants of Protective by a successor to Protective;

  •
  to add to the covenants of Protective or surrender any right or power of Protective;

  •
  to add additional events of default with respect to any series of debt securities;

  •
  to add or change any provisions to such extent as necessary to permit or facilitate the issuance of debt securities in bearer form;

  •
  to change or eliminate any provision affecting only debt securities not yet issued;

  •
  to secure the debt securities;

  •
  to establish the form or terms of debt securities;

  •
  to evidence and provide for successor debt trustees or to add or change any provisions to such extent as necessary to permit or facilitate the appointment of a separate trustee or trustees for specific series of debt securities;

  •
  if allowed without penalty under applicable laws and regulations, to permit payment in respect of debt securities in bearer form in the United States;

  •
  to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such indenture or to cure any ambiguity or correct any mistake, provided that any such action does not adversely affect the interests of any holder of debt securities of any series then outstanding; or

  •
  in the case of the subordinated indenture, to modify the subordination provisions thereof in a manner not adverse to the holders of subordinated debentures of any series then outstanding (and in the case of subordinated debentures issued in return for the proceeds of preferred securities of any series then outstanding, not adverse to the holders of such preferred securities). (Section 8.1 of each indenture.)

    Each indenture also contains provisions permitting Protective and the respective debt trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities affected by such supplemental indenture, with the debt securities of each series voting as a class, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such indenture or any supplemental indenture or modifying the rights of the holders of debt securities of such series, except that, without the consent of the holder of each debt security so affected, no such supplemental indenture may:

  •
  change the time for payment of principal or premium, if any, or interest on any debt security;

  •
  reduce the principal of, or any installment of principal of, or premium, if any, or interest on any debt security, or change the manner in which the amount of any of the foregoing is determined;

  •
  reduce the interest rate, the amount of principal or the amount of premium, if any, payable upon the redemption of any debt security;

  •
  reduce the amount of principal payable upon acceleration of the maturity of any original issue discount or indexed security;

  •
  change the currency or currency unit in which any debt security or any premium or interest thereon is payable;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage in principal amount of the outstanding debt securities affected thereby the consent of whose holders is required for modification or amendment of such indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

  •
  change the obligation of Protective to maintain an office or agency in the places and for the purposes specified in such indenture;

  •
  in the case of the subordinated indenture, modify the subordination provisions thereof in a manner adverse to the holders of subordinated debentures of any series then outstanding, and in the case of subordinated debentures issued in return for the proceeds of preferred securities of any series then outstanding, adverse to the holders of such preferred securities; or

  •
  modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2 of each indenture.)

Subordination under the Subordinated Indenture

    In the subordinated indenture, Protective has covenanted and agreed that any subordinated debt securities issued thereunder are subordinate and junior in right of payment to all present and future senior indebtedness to the extent provided in the subordinated indenture. The subordinated indenture defines the term "senior indebtedness" as the principal, premium, if any, and interest on:

  •
  all indebtedness of Protective, whether outstanding on the date of the issuance of subordinated debt securities or thereafter created, incurred or assumed, which is for money borrowed, or which is evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

  •
  any indebtedness of others of the kinds described in the preceding clause for the payment of which Protective is responsible or liable as guarantor or otherwise; and

  •
  amendments, renewals, extensions and refundings of any such indebtedness,

unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to subordinated debt securities.

    The senior indebtedness shall continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness.

    No direct or indirect payment, in cash, property or securities, by set-off or otherwise, shall be made or agreed to be made on account of the subordinated debt securities or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of subordinated debt securities, if:

  •
  Protective defaults in the payment of any principal, or premium, if any, or interest on any senior indebtedness, whether at maturity or at a date fixed for prepayment or declaration or otherwise; or

  •
  an event of default occurs with respect to any senior indebtedness permitting the holders to accelerate the maturity and written notice of such event of default, requesting that payments on subordinated debt securities cease, is given to Protective by the holders of senior indebtedness, unless and until such default in payment or event of default has been cured or waived or ceases to exist.

    All present and future senior indebtedness, including, without limitation, interest accruing after the commencement of any such proceeding, assignment or marshalling of assets, shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made by Protective on account of subordinated debt securities in the event of:

  •
  any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Protective, its creditors or its property;

  •
  any proceeding for the liquidation, dissolution or other winding-up of Protective, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

  •
  any assignment by Protective for the benefit of creditors; or

  •
  any other marshalling of the assets of Protective.

In any such event, payments or distributions which would otherwise be made for subordinated debt securities will generally be paid to the holders of senior indebtedness, or their representatives, in accordance with the priorities existing between these creditors at that time until the senior indebtedness is paid in full. If the payments or distributions on subordinated debt securities are in the form of Protective's securities or those of any other corporation under a plan or reorganization or adjustment and are subordinate to outstanding senior indebtedness and to any securities issued with respect to such senior indebtedness under a plan of reorganization or readjustment, they will be made to the holders of the subordinated debt securities. No present or future holder of any senior indebtedness will be prejudiced in the right to enforce the subordination of subordinated debt securities by any act or failure to act on the part of Protective.

    Senior indebtedness will only be deemed to have been paid in full if the holders of such indebtedness have received cash, securities or other property which is equal to the amount of the outstanding senior indebtedness. After payment in full of all present and future senior indebtedness, holders of subordinated debt securities will be subrogated to the rights of any holders of senior indebtedness to receive any further payments or distributions that are applicable to the senior indebtedness until all the subordinated debt securities are paid in full. In matters between holders of subordinated debt securities and any other type of Protective's creditors, any payments or distributions that would otherwise be paid to holders of senior debt securities and that are made to holders of subordinated debt securities because of this subrogation will be deemed a payment by Protective on account of senior indebtedness and not on account of subordinated debt securities.

    The subordinated indenture provides that the foregoing subordination provisions, may be changed prior to the issuance of any subordinated debt securities. The prospectus supplement relating to such subordinated debt securities would describe any such change.

    The subordinated indenture places no limitation on the amount of additional senior indebtedness that may be incurred by Protective. Protective expects from time to time to incur additional indebtedness constituting senior indebtedness.

Defeasance and Covenant Defeasance

    If indicated in the applicable prospectus supplement, Protective may elect either:

  •
  to defease and be discharged from any and all obligations with respect to the debt securities of or within any series, except as otherwise provided in the relevant indenture ("defeasance"); or

  •
  to be released from its obligations with respect to certain covenants applicable to the debt securities of or within any series ("covenant defeasance"), upon the deposit with the relevant debt trustee (or other qualifying trustee), in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon.

    As a condition to defeasance or covenant defeasance, Protective must deliver to the relevant debt trustee an officer's certificate and an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under the first clause above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant indenture. Additional conditions to defeasance include:

  •
  delivery by Protective to the relevant debt trustee of an officer's certificate to the effect that neither such debt securities nor any other debt securities of the same series, if then listed on any securities exchange, will be delisted as a result of such defeasance;

  •
  no event of default with respect to such debt securities or any other debt securities occurring or continuing at the time of such defeasance or, in the case of certain bankruptcy events of default, at any time on or prior to the 90th day after the date of such defeasance; and

  •
  such defeasance not resulting in the trust arising from the deposit of any moneys in respect of such defeasance constituting an "investment company" within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder. (Article 4 of each indenture.)

If indicated in the applicable prospectus supplement, in addition to obligations of the United States or an agency or instrumentality thereof, government obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency or currency unit in which debt securities of such series are payable. (Sections 1.1 and 3.1 of each indenture.)

    In addition, with respect to the subordinated indenture, in order to be discharged:

  •
  no event or condition shall exist that, pursuant to certain provisions described under "—Subordination under the Subordinated Indenture" above, would prevent Protective from making payments of principal of, and premium, if any, and interest on subordinated debt securities and applicable coupons at the date of the irrevocable deposit referred to above or at any time during the period ending on the 121st day after such deposit date; and

  •
  Protective shall deliver to the trustee under the subordinated indenture an opinion of counsel to the effect that the trust funds will not be subject to any rights of holders of senior indebtedness, and after the 121st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally except that if a court were to rule under any such law in any case or proceeding that the trust refunds remained the property of Protective, then the trustee under the subordinated indenture and the holders of subordinated debt securities would be entitled to certain rights as secured creditors in such trust funds. (Section 4.6 of the subordinated indenture.)

    Protective may exercise its defeasance option with respect to such debt securities notwithstanding its prior exercise of its covenant defeasance option. If Protective exercises its defeasance option, payment of such debt securities may not be accelerated because of an event of default. If Protective exercises its covenant defeasance option, payment of such debt securities may not be accelerated by reason of a default or an event of default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another event of default, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on such debt securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

Notices

    Notices to holders of registered debt securities will be given by mail to the addresses of such holders as they may appear in the register for the relevent series of debt securities. (Section 1.6 of each indenture)

Title

    Protective, the debt trustee and any agent of Protective or the debt trustee may treat the person in whose name a debt security is registered as the absolute owner thereof, whether or not such debt security may be overdue, for the purpose of receiving payment and for all other purposes. (Section 3.8 of each indenture.)

Governing Law

    The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.11 of each indenture.)

The Trustee

    The Bank of New York is the trustee under the senior indenture and the subordinated indenture. Protective may also maintain banking and other commercial relationships with The Bank of New York and its affiliates in the ordinary course of business. The Bank of New York is also the registrar and transfer agent for Protective's common stock. The indentures contain certain limitations on the right of The Bank of New York, should it become a creditor of Protective, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The Bank of New York will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the debt securities, it must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK OF PROTECTIVE

Authorized and Outstanding Capital Stock

    The authorized capital stock of Protective is 164,000,000 shares, consisting of:

  •
  3,600,000 shares of preferred stock, par value $1.00 per share, of which no shares were outstanding as of March 31, 1999;

  •
  400,000 shares of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Junior Preferred Stock"), of which no shares were outstanding as of March 31, 1999; and

  •
  160,000,000 shares of common stock, par value $.50 per share, of which 64,502,092 shares, as well as the same number of rights ("Rights") to purchase shares of Junior Preferred Stock pursuant to the Rights Agreement, dated August 7, 1995 (the "Rights Agreement"), between Protective and The Bank of New York, as successor to AmSouth Bank, as Rights Agent, were outstanding as of June 30, 1999.

    In general, the classes of authorized capital stock are afforded preferences with respect to dividends and liquidation rights in the order listed above. The Board of Directors of Protective may, without approval of the stockholders, issue preferred stock in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it. The specific matters that may be determined by the Board of Directors include the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock, or of the entire class of preferred stock if none of such shares have been issued, the number of shares constituting any such series and the terms and conditions of the issue thereof. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to:

  •
  the 1998 Restated Certificate of Incorporation of Protective;

  •
  the 1998 Restated By-laws of Protective; and

  •
  the Rights Agreement.

Copies of each of these documents are filed as exhibits to the registration statement which includes this prospectus.

    No holders of any class of Protective's capital stock are entitled to preemptive rights.

DESCRIPTION OF PREFERRED STOCK OF PROTECTIVE

    The particular terms of any series of preferred stock to be offered pursuant to this prospectus will be set forth in a prospectus supplement. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The description of the terms of a particular series of preferred stock that will be set forth in a prospectus supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

DESCRIPTION OF COMMON STOCK OF PROTECTIVE

General

    Subject to the rights of the holders of any shares of preferred stock which may at the time be outstanding, holders of common stock are entitled to such dividends as the Board of Directors may declare out of legally available funds. The holders of common stock will possess exclusive voting rights in Protective, except to the extent the Board of Directors specifies voting power with respect to any preferred stock issued. Except as hereinafter described, holders of common stock are entitled to one vote for each share of common stock, but will not have any right to cumulate votes in the election of directors. In the event of liquidation, dissolution or winding up of Protective, the holders of common stock are entitled to receive, after payment of all of Protective's debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any remaining assets of Protective. Holders of common stock will not be entitled to preemptive rights with respect to any shares which may be issued. Any shares of common stock sold hereunder will be fully paid and nonassessable. The Bank of New York is the registrar and transfer agent for the common stock. The common stock is listed on the New York Stock Exchange under the symbol "PL."

Potential Anti-takeover Effect of Protective's Restated Certificate of Incorporation

    The provisions of Protective's certificate of incorporation that are summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interests, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    Issuance of Preferred Stock.  Pursuant to the certificate of incorporation, the Board of Directors by resolution may establish one or more series of preferred stock having such number of shares, designation, relative voting rights, dividend rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of Protective.

    Business Combinations.  Protective's certificate of incorporation contains a "fair price" provision which generally requires that certain "business combinations" with a "related person" (generally the beneficial owner, together with affiliates and associates of such person, of at least 20 percent of Protective's voting stock) be approved by the holders of at least 80 percent of Protective's voting stock and the holders of at least 67 percent of the voting stock held by stockholders other than such related person, unless:

  (1)
  at least a majority of the "continuing directors" of Protective

  •
  has expressly approved in advance the acquisition of Protective's voting stock that caused the related person involved in the business combination to become a related person; or

  •
  has approved the business combination; or

  (2)
  the business combination is either a "reorganization" or a business combination in which Protective is the surviving corporation and, in either event, the cash or fair market value of the property, securities or other consideration to be received per share as a result of the business combination by holders of the common stock of Protective other than the related person is not less than the highest per share price, with appropriate adjustments for recapitalizations and for stock splits, stock dividends and like distributions, paid by such related person in acquiring any holdings of Protective's common stock either in or subsequent to the transaction or series of transactions by reason of which the related person became a related person.

    Protective's certificate of incorporation contains the following definitions:

    "Business combination" means:

  •
  any reorganization of Protective or a subsidiary of Protective with or into a related person;

  •
  any sale, lease, exchange, transfer or other disposition, including without limitation a pledge, mortgage or any other security device, of all or any "substantial part" of the assets either of Protective or of a subsidiary of Protective, or both, to a related person;

  •
  any reorganization of a related person with or into Protective or a subsidiary of Protective;

  •
  any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to Protective or a subsidiary of Protective;

  •
  the issuance of any securities of Protective or any subsidiary of Protective to a related person except if such issuance were a stock split, stock dividend or other distribution pro rata to all holders of the same class of voting stock;

  •
  any reclassification of Protective's securities, including any reverse stock split, or any other recapitalization that would have the effect of increasing the voting power of a related person; and

  •
  any agreement, contract, plan or other arrangement providing for any of the transactions described in the definition of business combination.

    For purposes of Protective's certificate of incorporation, "continuing director" means a director who was a member of the Board of Directors of Protective immediately prior to the time such related person became a related person.

    "Substantial part" means more than 20 percent of the fair market value of the total assets of the corporation in question, as determined in good faith by a majority of the continuing directors as of the end of its most recent fiscal year ending prior to the time the determination is being made.

    "Reorganization" is defined to mean a merger, consolidation, plan of exchange, sale of all or substantially all of the assets (including, in the case of a subsidiary of Protective, bulk reinsurance or cession of substantially all of its policies and contracts) or other form of corporate reorganization pursuant to which shares of voting stock, or other securities of the subject corporation, are to be converted or exchanged into cash or other property, securities or other consideration.

    Under the certificate of incorporation, the amendment of, repeal of or adoption of any provision inconsistent with provisions of the certificate of incorporation relating to business combinations with a related person requires the affirmative vote of the holders of at least 80 percent of Protective's voting stock and the holders of at least 67 percent of Protective's voting stock held by holders other than such related person.

Share Purchase Rights Plan

    On August 7, 1995, the Board of Directors of Protective declared a dividend distribution of one Right for each outstanding share of common stock. The distribution was payable on August 18, 1995 to the shareholders of record on that date. Each Right currently entitles the registered holder to purchase from Protective, under certain circumstances, one two-hundredth of a share of Junior Preferred Stock at a purchase price of $55 per one two-hundredth of a share of Junior Preferred Stock, subject to adjustment.

    The Rights will be evidenced, with respect to any of the common stock certificates outstanding as of August 18, 1995, by such common stock certificate with a copy of a "Summary of Rights" attached thereto until the earlier to occur of:

  •
  ten business days following the time of a public announcement or notice to Protective that a person or group of affiliated or associated persons (an "acquiring person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of Protective (the "stock acquisition time"); or

  •
  ten business days, or such later date determined by the Board of Directors, following the commencement or announcement of an intention to make a tender offer or exchange offer which, if successful, would cause the bidder to own 15% or more of the outstanding common stock.

    The earlier of these dates is referred to as the "distribution date".

    The Rights Agreement provides that, until the distribution date, the Rights will be transferred with and only with the common stock. Until the distribution date, or earlier redemption or expiration of the Rights, new common stock certificates issued after August 18, 1995, upon transfer or new issuance of the common stock, will contain a notation incorporating the Rights Agreement by reference. Until the distribution date, or earlier redemption or expiration of the Rights, the surrender for transfer of any of the common stock certificates outstanding as of August 18, 1995, even without a copy of a "Summary of Rights" attached thereto, will also constitute the transfer of the Rights associated with the common shares represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the Rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the Rights.

    The Rights are not exercisable until the distribution date. The Rights will expire on August 18, 2005, unless earlier redeemed by Protective as described below or extended.

    To prevent dilution, the purchase price payable and the number of shares of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the following events:

  •
  in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock;

  •
  upon the fixing of a record date for the issuance to holders of Junior Preferred Stock of certain rights, options or warrants to subscribe for or purchase Junior Preferred Stock or convertible securities at less than the current market price of Junior Preferred Stock; or

  •
  upon the fixing of a record date for the making of a distribution to holders of Junior Preferred Stock of evidences of indebtedness or assets, excluding regular periodic cash dividends not exceeding 125% of the last regular periodic cash dividend or dividends payable in Junior Preferred Stock, or of subscription rights or warrants, other than those referred to above.

The number of Rights and number of shares of Junior Preferred Stock issuable upon the exercise of each Right are also subject to adjustment in the event of a stock split, combination or stock dividend on the common stock prior to the distribution date.

    With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares of common stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market value of the common stock on the last trading date prior to the date of exercise.

    In the event that after the stock acquisition time, Protective is acquired in a merger or other business combination transaction or 50% or more of its assets, cash flow or earning power are sold or otherwise transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than the acquiring person, upon the exercise thereof at the then-current exercise price of the Right, shall thereafter be entitled to receive that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that Protective were the surviving corporation in a merger and its common stock was changed or exchanged, proper provision shall be made so that each holder of a Right, other than the acquiring person, will thereafter have the right to receive upon exercise, that number of shares of the common stock having a market value of two times the exercise price of the Right.

    In the event that a person or group becomes an acquiring person (otherwise than pursuant to a tender offer or exchange offer for all outstanding shares of common stock at a price and on terms which are determined to be fair and in the best interests of Protective and its stockholders by a majority of the members of the Board of Directors of Protective who are not acquiring persons or representatives or nominees of or affiliated or associated with an acquiring person), proper provision shall be made so that each holder of a Right, other than Rights that were beneficially owned by the acquiring person, which will thereafter be void, will thereafter have the right to receive upon exercise that number of shares of common stock having a market value, as defined in the Rights Agreement, of two times the exercise price of the Right. A person or group will not be deemed to be an acquiring person if the Board of Directors of Protective determines that such person or group became an acquiring person inadvertently and such person or group promptly divests itself of a sufficient number of shares of common stock so that such person or group is no longer an acquiring person.

    At any time prior to the earlier of (1) the stock acquisition time and (2) August 18, 2005, Protective, by resolution of its Board of Directors, may redeem the Rights in whole, but not in part, at a redemption price of $.01 per Right. Immediately upon the action of the Board of Directors electing to redeem the Rights or at such time subsequent to such action as the Board of Directors may determine, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive this redemption price.

    At any time after a person becomes an acquiring person and prior to the acquisition by such person of 50% or more of the outstanding common stock of Protective, the Board of Directors of Protective may exchange the Rights, other than Rights beneficially owned by such person which have become void, in whole or in part, for common stock of Protective at an exchange ratio of one share of common stock per Right, subject to adjustment. Protective may at its option substitute shares of Junior Preferred Stock, or other series of substantially similar preferred stock of Protective, for some or all of the shares of common stock exchangeable for Rights, at an exchange ratio of one two-hundredth of a share of Junior Preferred Stock, or such other series of preferred stock, for each share of common stock to be exchanged.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Protective, other than rights resulting from such holder's ownership of shares of common stock, including, without limitation, the right to vote or to receive dividends. Stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock, or other consideration, of Protective or for common stock of the acquiring company as set forth above.

    The Rights and the Rights Agreement can be amended by Protective's Board of Directors in any respect, including, without limitation, any extension of the period in which the Right certificates may be redeemed, at any time prior to the stock acquisition time. From and after such time, without the approval of the stockholders of Protective or the holders of the Rights, the Board of Directors may only supplement or amend the Rights Agreement in order to:

  •
  cure any ambiguity;

  •
  correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement;

  •
  shorten or lengthen any time period under the Rights Agreement; or

  •
  make any changes or supplements which Protective may deem necessary or desirable which shall not adversely affect the interests of the holders of Right certificates, other than an acquiring person or an affiliate or associate of any such person.

    Any such action by the Board of Directors must have the concurrence of a majority of the continuing directors and the continuing directors must constitute a majority of directors then in office. However, the Rights Agreement may not be supplemented or amended to lengthen:

  •
  a time period relating to when the Rights may be redeemed or to modify the ability (or inability) of Protective's Board of Directors to redeem the Rights, in either case at such time as the Rights are not then redeemable; or

  •
  any other time period unless such lengthening is for a purpose of protecting, enhancing or clarifying the Rights of or the benefits to the holders of Rights, other than an acquiring person or an affiliate or associate of any such person.

    For purposes of the Rights Agreement, the term "continuing director" means any member of the Board of Directors of Protective who was a member of the Board prior to the Stock Acquisition Time, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the continuing directors, but shall not include an acquiring person, or an affiliate or associate of an acquiring person, or any representative of the foregoing entities.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Protective in a manner which causes the Rights to become exercisable unless the offer is conditioned on the Rights being redeemed. This potential dilution may have the effect of delaying, deferring or discouraging attempts to acquire control of Protective which are not approved by Protective's Board of Directors. However, the Rights should not interfere with any merger or other business combination approved by Protective's Board of Directors.

    The foregoing description of the Rights Agreement is qualified in its entirety by reference to the complete terms of the Rights as set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the registration statement which includes this prospectus. A copy of the Rights Agreement can be obtained as described under "Where You Can Find More Information."

Description of Junior Preferred Stock

    General.  In connection with the Rights Agreement, 400,000 shares of Junior Preferred Stock have been reserved and authorized for issuance by Protective's Board of Directors. No shares of Junior Preferred Stock are outstanding as of the date of this prospectus. The following statements with respect to the Junior Preferred Stock do not purport to be complete and are subject to the detailed provisions of the Protective's certificate of incorporation and the certificate of designation relating to the Junior Preferred Stock which are filed as exhibits to the registration statement which includes this prospectus.

    Ranking.  The Junior Preferred Stock shall rank junior to all other series of Protective's preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

    Dividends and Distributions.  Subject to the prior and superior rights of the holders of any share of any series of preferred stock ranking prior to and superior to the shares of Junior Preferred Stock with respect to dividends, the holders of shares of Junior Preferred Stock, in preference to the holders of common stock and of any other junior stock which may be outstanding, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, quarterly dividends payable in cash on the first day of January, April, July and October in each year commencing on the first quarterly dividend payment date after the first issuance of a share or fraction of a share of Junior Preferred Stock, in an amount per share, rounded to the nearest cent, equal to the greater of (1) $2.50 per share ($10.00 per annum) or (2) subject to adjustment upon certain dilutive events, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise), declared on the common stock, since the immediately preceding quarterly dividend payment date, or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of Junior Preferred Stock.

    Protective shall declare a dividend or distribution on the Junior Preferred Stock immediately after it declares a dividend or distribution on the common stock (other than a dividend payable in shares of common stock); provided that, in the event no dividend or distribution shall have been declared on the common stock during the period between any quarterly dividend payment date and the next subsequent quarterly dividend payment date, a dividend of $2.50 per share ($10.00 per annum) on the Junior Preferred Stock shall nevertheless be payable on such subsequent quarterly dividend payment date.

    Voting Rights.  The holders of shares of Junior Preferred Stock shall have the following voting rights:

  •
  subject to adjustment upon certain dilutive events, each share of Junior Preferred Stock shall entitle the holder thereof to 100 votes (and each one one-hundredth of a share of Junior Preferred Stock shall entitle the holder thereof to one vote) on all matters submitted to a vote of the stockholders of Protective;

  •
  except as otherwise provided by the certificate of designation, the certificate of incorporation, any other certificate of designation creating a series of preferred stock or any similar stock or by law, the holders of shares of Junior Preferred Stock and the holders of shares of common stock shall vote together as one class on all matters submitted to a vote of stockholders of Protective; and

  •
  except as provided in the certificate of designation or by applicable law, holders of Junior Preferred Stock shall have no special voting rights and their consent shall not be required for authorizing or taking any corporate action.

    Liquidation, Dissolution or Winding Up.  Upon any liquidation (voluntary or otherwise), dissolution or winding up of Protective, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Preferred Stock unless, prior thereto, the holders of shares of Junior Preferred Stock shall have received the higher of (1) $10 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (2) an aggregate amount per share, subject to adjustment upon certain dilutive events, equal to 100 times the aggregate amount to be distributed per share to holders of common stock; nor shall any distribution be made to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding-up) with the Junior Preferred Stock, except distributions made ratably on the Junior Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

    Consolidation, Merger, etc.  In case Protective shall enter into any consolidation, merger, combination or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, or otherwise changed, then in any such case, each share of Junior Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share (subject to adjustment upon certain dilutive events) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged.

    Certain Restrictions.  Whenever quarterly dividends or other dividends or distributions payable on the Junior Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Junior Preferred Stock outstanding shall have been paid in full, Protective shall not:

  •
  declare or pay dividends, or make any other distributions on any shares or stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Junior Preferred Stock;

  •
  declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding-up) with the Junior Preferred Stock except dividends paid ratably on the Junior Preferred Stock, and all such parity stock on which the dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

  •
  redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding-up) with the Junior Preferred Stock, provided that Protective may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of Protective ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Preferred Stock; or

  •
  purchase or otherwise acquire for consideration any shares of Junior Preferred Stock, or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding-up) with the Junior Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series or classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

    Protective shall not permit any subsidiary of Protective to purchase or otherwise acquire for consideration any shares of stock of Protective unless Protective could, in accordance with the foregoing restrictions, purchase or otherwise acquire such shares at such time and in such manner.

    Redemption.  The shares of Junior Preferred Stock are not redeemable.

Certain Limitations on Dividends and Other Payments

    Under the terms of the 8 1/4% Subordinated Debentures, Series B and the 6 1/2% Subordinated Debentures, Series C, Protective has the right to extend the interest payment period with respect to the Series A, B & C Debentures. During any such extended interest period, or at any time during which there is an uncured default or event of default (as defined in the subordinated indenture, see "Description of Debt Securities of Protective—Events of Default, Notice and Certain Rights on Default") under the Series A, B & C Debentures, Protective is prohibited from paying any dividends on, or redeeming, purchasing, acquiring or making a liquidation payment with respect to, any of its shares of capital stock or making any guarantee payments with respect to the foregoing, with certain limited exceptions.

DESCRIPTION OF PREFERRED SECURITIES OF THE PLC CAPITAL TRUSTS

General

    The declarations of trust of PLC Capital Trust III and PLC Capital Trust IV authorizes each trust to issue one series of preferred securities which will have the terms described in a prospectus supplement. The proceeds from the sale of each trust's preferred and common securities will be used by such trust to purchase a series of subordinated debt securities issued by Protective. The subordinated debt securities will be held in trust by the trust's property trustee for the benefit of the holders of such preferred and common securities. The declarations of trust have been qualified as indentures under the Trust Indenture Act. The institutional trustee for each trust, Wilmington Trust Company, an independent trustee, will act as indenture trustee for the preferred securities, to be issued by each trust, for the purposes of compliance with the provisions of the Trust Indenture Act. The preferred securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the declaration of trust or made part of the declaration of trust by the Trust Indenture Act. Such terms, rights and restrictions will mirror the terms of the subordinated debt securities held by the applicable trust and will be described in the applicable prospectus supplement. The prospectus supplement relating to the preferred securities of the applicable trust will provide specific terms, including:

  •
  the distinctive designation of such preferred securities;

  •
  the number of preferred securities issued by such trust;

  •
  the annual distribution rate (or method of determining such rate) for preferred securities issued by such trust and the date or dates upon which such distributions shall be payable; provided, however, that distributions on such preferred securities shall be payable on a quarterly basis to holders of such preferred securities as of a record date in each quarter during which such preferred securities are outstanding;

  •
  whether distributions on preferred securities issued by such trust shall be cumulative, and, in the case of preferred securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on preferred securities issued by such trust shall be cumulative;

  •
  the amount or amounts which shall be paid out of the assets of such trust to the holders of preferred securities of such trust upon voluntary or involuntary dissolution, winding-up or termination of such trust;

  •
  the obligation, if any, of such trust to purchase or redeem preferred securities issued by such trust and the price or prices at which, the period or periods within which, and the terms and conditions upon which, preferred securities issued by such trust shall be purchased or redeemed, in whole or in part, pursuant to such obligation (with such redemption price to be determined through negotiations among Protective and the underwriters based on, among other factors, redemption prices of securities similar to the preferred securities and market conditions generally);

  •
  the voting rights, if any, of preferred securities issued by such trust in addition to those required by law, including the number of votes per preferred security and any requirement for the approval by the holders of preferred securities, or of preferred securities issued by PLC Capital Trusts III or IV, or of both, as a condition to specified action or amendments to the declaration of trust of such trust;

  •
  the terms and conditions, if any, upon which Protective's subordinated debt securities may be distributed to holders of preferred securities;

  •
  if applicable, any securities exchange upon which the preferred securities shall be listed; and

  •
  any other relevant rights, preferences, privileges, limitations or restrictions of preferred securities issued by such trust not inconsistent with the declaration of trust of such trust or with applicable law.

    All preferred securities will be guaranteed by Protective to the extent set forth below under "Description of the Preferred Securities Guarantees." The guarantee of Protective, when taken together with Protective's obligations under its subordinated debt securities and the relevant supplemental indenture, and its obligations under each declaration of trust, including obligations to pay costs, expenses, debts and liabilities of the trust, other than with respect to preferred securities and common securities, would provide a full and unconditional guarantee of amounts due on preferred securities issued by the trusts. The prospectus supplement will describe any United States federal income tax considerations applicable to any offering of preferred securities.

    In connection with the issuance of preferred securities, each trust will issue one series of common securities. The declaration of each trust authorizes the regular trustees to issue on behalf of such trust one series of common securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the common securities issued by a trust will be substantially identical to the terms of the preferred securities issued by such trust and the common securities will rank equally, and payments will be made thereon pro rata, with the preferred securities. However, upon an event of default under the declaration of trust, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the preferred securities. Except in certain limited circumstances, the common securities will also carry the right to vote, and appoint, remove or replace any of the trustees of a trust. All of the common securities of each trust will be directly or indirectly owned by Protective.

Enforcement of Certain Rights by Holders of Preferred Securities

    If an event of default occurs, and is continuing, under the declaration of trust of PLC Capital Trust III or PLC Capital Trust IV, the holders of the preferred securities of that trust would typically rely on the property trustee to enforce its rights as a holder of the related subordinated debt securities of Protective against Protective. Additionally, those who together hold a majority of the liquidation amount of the trust's preferred securities will have the right to:

  •
  direct the time, method and place of conducting any proceeding for any remedy available to the property trustee; or

  •
  direct the exercise of any trust or power that the property trustee holds under the declaration of trust, including the right to direct the property trustee to exercise the remedies available to it as a holder of Protective's subordinated debt securities.

    If such a default occurs and the event is attributable to Protective's failure to pay interest or principal on the subordinated debt securities when due, including any payment on redemption, and this debt payment failure is continuing, a preferred securities holder of the trust may directly institute a proceeding for the enforcement of this payment. Such a proceeding will be limited, however, to enforcing the payment of this principal or interest only up to the value of the aggregate liquidation amount of the holder's preferred securities as determined after the due date specified in the applicable series of subordinated debt securities. Protective will be subrogated to the holder's rights under the applicable declaration of trust to the extent of any payment it makes to the holder in connection with such a direct action.

DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

    Set forth below is a summary of information concerning the guarantees which will be executed and delivered by Protective for the benefit of the holders from time to time of preferred securities. Each guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, an independent trustee, will act as indenture trustee under each guarantee for the purposes of compliance with the provisions of the Trust Indenture Act. The terms of each guarantee will be those set forth in such guarantee and those made part of such guarantee by the Trust Indenture Act. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of guarantee, which is filed as an exhibit to the registration statement which includes this prospectus, and the Trust Indenture Act. Each guarantee will be held by the trustee for the benefit of the holders of the preferred securities of the applicable trust.

General

    Pursuant to each guarantee, Protective will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full, to the holders of the preferred securities issued by PLC Capital Trust III or IV, except to the extent paid by such trust, as and when due, regardless of any defense, right of set-off or counterclaim which such trust may have or assert:

  •
  any accrued and unpaid distributions which are required to be paid on such preferred securities, to the extent such trust shall have funds available;

  •
  the redemption price, and all accrued and unpaid distributions to the date of redemption (the "Redemption Price") to the extent such trust has funds available with respect to any preferred securities called for redemption by such trust; and

  •
  upon a voluntary or involuntary dissolution, winding-up or termination of such trust (other than in connection with the distribution of subordinated debt securities to the holders of preferred securities or the redemption of all of the preferred securities), the lesser of:

  (1)
  the aggregate of the liquidation amount and all accrued and unpaid distributions on such preferred securities to the date of payment, to the extent such trust has funds available; and

  (2)
  the amount of assets of such trust remaining available for distribution to holders of such preferred securities in liquidation of such trust.

    Protective's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by the company to the holders of preferred securities or by causing the applicable trust to pay such amounts to such holders.

    Each guarantee will be a guarantee with respect to the preferred securities issued by the applicable trust, but will not apply to any payment of distributions except to the extent such trust shall have funds available therefor. If Protective does not make interest payments on the subordinated debt securities purchased by a trust, such trust will not pay distributions on the preferred securities issued by such trust and will not have funds available therefor. The guarantee, when taken together with Protective's obligations under the subordinated debt securities, the subordinated indenture, and the declaration of trust will provide a full and unconditional guarantee on a subordinated basis by Protective of payments due on the Preferred Securities.

    Protective will also agree separately, through the guarantees of the common securities, to irrevocably and unconditionally guarantee the obligations of the trusts with respect to the common securities to the same extent as the guarantees of the preferred securities. However, upon an event of default under the subordinated debt securities indenture, holders of preferred securities shall have priority over holders of common securities with respect to distributions and payments on liquidation, redemption or otherwise.

Certain Covenants of the Company

    In each guarantee, Protective will covenant that, so long as any preferred securities issued by the applicable trust remain outstanding, if any event that would constitute an event of default under such guarantee or the declaration of such trust has occurred, then:

  •
  Protective shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock, other than:

  (1)
  purchases or acquisitions of shares of its common stock in connection with the satisfaction by Protective of its obligations under any employee benefit plans or the satisfaction by Protective of its obligation pursuant to any contract or security requiring it to purchase shares of its common stock;

  (2)
  as a result of a reclassification of its capital stock or the exchange or conversion of one class or series of Protective capital stock for another class or series of Protective capital stock;

  (3)
  the purchase of fractional interests in shares of Protective capital stock pursuant to an acquisition or the conversion or exchange provisions of such Protective capital stock or the security being converted or exchanged; and

  (4)
  redemptions or purchases pursuant to Protective's Rights Agreement, dated August 7, 1995, between Protective and The Bank of New York as Successor Rights Agent to AmSouth Bank as Rights Agent;

  •
  Protective shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by Protective which rank equally with or junior to the related subordinated debt securities of Protective; and

  •
  Protective shall not make any guarantee payments with respect to the foregoing, other than pursuant to a guarantee of preferred securities or common securities, or Protective's guarantees with respect to:

    (1)
    PLC Capital Trust's 8 1/4% Trust Originated Preferred Securities and Common Securities; and

    (2)
    PLC Capital Trust II's 6 1/2% Trust Originated Preferred Securities and Common Securities.

Modification of the Preferred Securities Guarantees; Assignment

    Except with respect to any changes which do not adversely affect the rights of holders of preferred securities, in which case no vote will be required, each guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding preferred securities issued by the applicable trust. All guarantees and agreements contained in a guarantee shall bind the successors, assigns, receivers, trustees and representatives of Protective and shall inure to the benefit of the holders of the preferred securities of the applicable trust then outstanding.

Termination

    Each guarantee will terminate as to the preferred securities issued by the applicable trust:

  •
  upon full payment of the redemption price of all preferred securities of such trust;

  •
  upon distribution of the subordinated debt securities held by such trust to the holders of the preferred securities of such trust; or

  •
  upon full payment of the amounts payable in accordance with the declaration of such trust upon liquidation of such trust.

Events of Default

    An event of default under a guarantee will occur upon the failure of Protective to perform any of its payment or other obligations thereunder.

    The holders of a majority in liquidation amount of the preferred securities to which such guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the trustee under such guarantee. If the trustee fails to enforce such guarantee, any holder of preferred securities to which such guarantee relates may institute a legal proceeding directly against Protective to enforce such holder's rights under such guarantee, without first instituting a legal proceeding against the relevant trust, the trustee or any other person or entity. Notwithstanding the foregoing, if Protective has failed to make a guarantee payment, a holder of preferred securities may directly institute a proceeding against Protective for enforcement of the guarantee for such payment. Protective waives any right or remedy to require that any action be brought first against such trust or any other person or entity before proceeding directly against Protective.

Status of the Preferred Securities Guarantees

    The guarantees will constitute unsecured obligations of Protective and will rank as follows:

  •
  subordinate and junior in right of payment to all present and future senior indebtedness, as such term is defined in Protective's subordinated indenture, see "Description of Debt Securities of Protective—Subordination under the Subordinated Indenture;"

  •
  equally with:

  (1)
  Protective's guarantees with respect to the common securities of PLC Capital Trusts III and IV;

  (2)
  subordinated debt securities, see "Description of Debt Securities—Subordination under the Subordinated Indenture;"

  (3)
  Protective's guarantee of PLC Capital Trust I's 8 1/4% Trust Originated Preferred Securities;

  (4)
  Protective's guarantee of PLC Capital Trust I's 8 1/4% Trust Originated Common Securities;

  (5)
  Protective's 8 1/4% Subordinated Debentures, due 2027, Series B;

  (6)
  Protective's guarantee of PLC Capital Trust II's 6 1/2% Trust Originated Preferred Securities;

    (7)
    Protective's guarantee of PLC Capital Trust II's 6 1/2% Trust Originated Common Securities;

    (8)
    Protective's 6 1/2% Subordinated Debentures, due February 11, 2003, Series C; and

    (9)
    any other liabilities or obligations that may have equal ranking by their terms; and

  •
  senior to Protective's common stock, the most senior preferred or preference stock now or hereafter issued by Protective and with any guarantee now or hereafter entered into by Protective in respect to any preferred or preference stock of any affiliate of Protective.

    The terms of the preferred securities provide that each holder of preferred securities issued by the applicable trust by acceptance thereof agrees to the subordination provisions and other terms of the guarantee relating thereto.

    The guarantees will constitute a guarantee of payment and not of collection; that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without instituting a legal proceeding against any other person or entity.

Information Concerning the Preferred Guarantee Trustee

    The trustee, prior to the occurrence of a default with respect to a guarantee, undertakes to perform only such duties as are specifically set forth in such guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of the powers vested in it by a guarantee at the request of any holder of preferred securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby; but the foregoing shall not relieve the trustee, upon the occurrence of an event of default under such guarantee, from exercising the rights and powers vested in it by such guarantee.

Governing Law

    The guarantees will be governed by and construed in accordance with the internal laws of the State of New York.

EFFECT OF OBLIGATIONS UNDER THE SUBORDINATED DEBT SECURITIES
AND THE PREFERRED SECURITIES GUARANTEES

    As set forth in the declarations of trust, the sole purpose of PLC Capital Trusts III and IV is to issue the preferred securities and common securities evidencing undivided beneficial interests in the assets of each of the trusts, and to invest the proceeds from such issuance and sale in Protective's subordinated debt securities.

    As long as payments of interest and other payments are made when due on the subordinated debt securities held by the trusts, such payments will be sufficient to cover distributions and payments due on the preferred securities and common securities because of the following factors:

  •
  the aggregate principal amount of such subordinated debt securities will be equal to the sum of the aggregate stated liquidation amount of the preferred securities and common securities;

  •
  the interest rate and the interest and other payment dates on such subordinated debt securities will match the distribution rate and distribution and other payment dates for the preferred securities;

  •
  Protective shall pay, and the trusts shall not be obligated to pay, directly or indirectly, all costs, expenses, debt, and obligations of the trusts, other than with respect to the preferred securities and common securities; and

  •
  the declaration of trust of each trust further provides that the trustees shall not take or cause or permit the trust to, among other things, engage in any activity that is not consistent with the purposes of the applicable trust.

    Payments of distributions (to the extent funds therefore are available) and other payments due on the preferred securities (to the extent funds therefore are available) are guaranteed by Protective as and to the extent set forth under "Description of Preferred Securities Guarantees." If Protective does not make interest payments on the subordinated debt securities purchased by the applicable trust, it is expected that the applicable trust will not have sufficient funds to pay distributions on the preferred securities and the guarantee will not apply, since the guarantee covers the payment of distributions and other payments on the preferred securities only if and to the extent that Protective has made a payment of interest or principal on the subordinated debt securities held by the applicable trust as its sole asset. However, the guarantee, when taken together with Protective's obligations under the subordinated debt securities and the subordinated indenture and its obligations under the declaration of trust, including its obligations to pay costs, expenses, debts and liabilities of the trust, other than with respect to the preferred securities and common securities, provide a full and unconditional guarantee, on a subordinated basis, by Protective of amounts due on the preferred securities.

    If Protective fails to make interest or other payments on the subordinated debt securities when due, taking account of any extension period, the declarations of trust provide a mechanism whereby the holders of the preferred securities affected thereby, using the procedures described in any accompanying prospectus supplement, may direct the property trustee to enforce its rights under the subordinated debt securities. If a debt payment failure has occurred and is continuing, a holder of preferred securities may institute a direct action for payment after the respective due date specified in the subordinated debt securities. In connection with such direct action, Protective will be subrogated to the rights of such holder of preferred securities under the declaration of trust to the extent of any payment made by Protective to such holder of preferred securities in such direct action. Protective, under the guarantee, acknowledges that the guarantee trustee shall enforce the guarantee on behalf of the holders of the preferred securities. If Protective fails to make payments under the guarantee, the guarantee provides a mechanism whereby the holders of the preferred securities may direct the trustee to enforce its rights thereunder. Any holder of preferred securities may institute a legal proceeding directly against Protective to enforce the guarantee trustee's rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee, or any other person or entity.

    Protective and each of PLC Capital Trust III and IV believe that the above mechanisms and obligations, taken together, provide a full and unconditional guarantee by Protective on a subordinated basis of payments due on the preferred securities. See "Description of the Preferred Securities Guarantee—General."

DESCRIPTION OF STOCK PURCHASE CONTRACTS
AND STOCK PURCHASE UNITS

    Protective may issue stock purchase contracts, representing contracts obligating holders to purchase from Protective, and Protective to sell to the holders, a specified number of shares of Protective's common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units consisting of a stock purchase contract and debt securities of Protective or preferred securities of PLC Capital Trust III or IV or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock under the purchase contracts. The stock purchase contracts may require Protective to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

    The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to the stock purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION

    Protective may sell any of the debt securities, preferred stock, common stock, stock purchase contracts and stock purchase units and PLC Capital Trust III and IV may sell any of the preferred securities, being offered hereby in any one or more of the following ways from time to time:

  •
  through agents;

  •
  to or through underwriters;

  •
  through dealers; and

  •
  directly by Protective or the trusts, as the case may be, to purchasers.

    The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Agents designated by Protective or the trusts may solicit offers to purchase the securities from time to time. The prospectus supplement will name any such agent involved in the offer or sale of the securities and will set forth any commissions payable by Protective or the trusts to such agent. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

    If the securities are sold by means of an underwritten offering, Protective and/or the trusts will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached. A prospectus supplement will be used by the underwriters to make resales of the securities to the public and will set forth the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any. If underwriters are utilized in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all such securities if any are purchased.

    If a dealer is utilized in the sale of the securities, Protective or the trusts, will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act of 1933, of the securities so offered and sold. The prospectus supplement will set forth the name of the dealer and the terms of the transaction.

    Protective or the trusts may directly solicit offers to purchase the securities and may sell such securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale thereof. The prospectus supplement will describe the terms of any such sales.

    Agents, underwriters and dealers may be entitled under relevant agreements with Protective and/or the trusts to indemnification by Protective and/or the trusts against certain liabilities, including liabilities under the Securities Act of 1933, or to any contribution with respect to payments which such agents, underwriters and dealers may be required to make.

    Each series of securities will be a new issue with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be listed on such exchange, subject to official notice of issuance. Protective may elect to list any series of debt securities, preferred stock, stock purchase contracts or stock purchase units and the trusts may elect to list any series of preferred securities, on an exchange, but neither Protective nor the trusts shall be obligated to do so. It is possible that one or more underwriters may make a market in a series of the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the securities.

    Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, Protective and its subsidiaries (including the trusts) in the ordinary course of business.

    The securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for Protective or the trusts. The prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with Protective or the trusts and its compensation. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the securities remarketed thereby. Under agreements which may be entered into with Protective, Protective and/or the trusts may be required to provide indemnification or contribution to remarketing firms against certain civil liabilities, including liabilities under the Securities Act. Remarketing firms may also be customers of, engage in transactions with or perform services for Protective and its subsidiaries (including the trusts) in the ordinary course of business.

    If so indicated in the applicable prospectus supplement, Protective or the trusts, may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase the securities from Protective or the trusts, at the public offering prices set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date or dates. The applicable prospectus supplement will indicate the commission to be paid to underwriters, dealers and agents soliciting purchases of the Securities pursuant to contracts accepted by Protective.

LEGAL MATTERS

    Unless otherwise indicated in the applicable prospectus supplement, certain matters of Delaware law relating to the validity of the preferred securities of PLC Capital Trust III and PLC Capital Trust IV will be passed upon for Protective and the trusts by Richards, Layton & Finger, P.A., special Delaware counsel to Protective and the trusts, and the validity of any other securities offered hereby and of the preferred securities guarantee and the senior debt securities relating to any preferred securities of the trusts offered hereby will be passed upon for Protective and the trusts by Deborah J. Long, Senior Vice President and General Counsel for the Company. Ms. Long may rely upon Richards, Layton & Finger, P.A., special Delaware counsel to Protective and the trusts, as to all matters of Delaware law relating to any preferred securities.

EXPERTS

    The consolidated balance sheets of Protective as of December 31, 1998 and 1997 and the related consolidated statements of income, share-owners' equity and cash flows for each of the three years in the period ended December 31, 1998 and the related financial statement schedules which are incorporated by reference or included in Protective's Annual Report on Form 10-K for the year ended December 31, 1998 and which have been incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    With respect to the unaudited interim financial information for Protective and subsidiaries for the three-month periods ended March 31, 1999 and 1998 incorporated by reference in this prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report incorporated by reference in the registration statement which includes this prospectus states that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

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PROTECTIVE LIFE CORPORATION
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DESCRIPTION OF DEBT SECURITIES OF PROTECTIVE
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DESCRIPTION OF PREFERRED SECURITIES OF THE PLC CAPITAL TRUSTS
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EFFECT OF OBLIGATIONS UNDER THE SUBORDINATED DEBT SECURITIES AND THE PREFERRED SECURITIES GUARANTEES
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